================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                              AMERIGON INCORPORATED
                                (NAME OF ISSUER)

                       CLASS A COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   03070L 30 0
                                 (CUSIP NUMBER)

                                GEORGE L. ARGYROS
                            ARNEL DEVELOPMENT COMPANY
                        949 SOUTH COAST DRIVE, SUITE 600
                              COSTA MESA, CA 92626
                                 (714) 481-5000

                                 WITH A COPY TO:

                                THOMAS M. WHEELER
                              TMW ENTERPRISES, INC.
                       801 WEST BIG BEAVER ROAD, SUITE 201
                                 TROY, MI 48084
                                 (248) 362-3620
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 MARCH 16, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                           ------------------------
CUSIP No. 03070l 30 0                  13D                          Page 1
-----------------------------                           ------------------------

================================================================================
1.        S.S. or I.R.S. Identification of Above Person:
          George L. Argyros
--------------------------------------------------------------------------------
2.        Check The Appropriate Box If A Member of A Group (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.        Sec Use Only

--------------------------------------------------------------------------------
4.        Source of Funds
          00
--------------------------------------------------------------------------------
5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization
          United States
--------------------------------------------------------------------------------
7.        Number of Shares Beneficially Owned By Each Reporting Person With
          Sole Voting Power

--------------------------------------------------------------------------------
8.        Shared Voting Power
          6,730,286 Shares
--------------------------------------------------------------------------------
9.        Sole Dispositive Power

--------------------------------------------------------------------------------
10.       Shared Dispositive Power
          6,730,286 Shares
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned By Each Reporting Person
          6,730,286 shares of Class A Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros; (ii) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Westar Capital II, LLC; Mr. Argyros disclaims beneficial ownership of these shares except to the extent of his interests in Westar Capital II, LLC: (iii) 614,787 shares (of which 70,224 are not currently subject to exercise) underlying contingent warrants held by Westar Capital II, LLC; Mr. Argyros disclaims beneficial ownership of such shares until the shares are purchased upon exercise of the warrants, and he further disclaims beneficial ownership of these shares except to the extent of his interests in Westar Capital II, LLC; (iv) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Big Beaver Investments LLC; Mr. Argyros disclaims beneficial ownership of these shares; (v) 614,787 shares (of which 70,224 are not currently subject to exercise) underlying contingent warrants held by Big Beaver Investments LLC; Mr. Argyros disclaims beneficial ownership of these shares; (vi) 79,617 shares issuable upon conversion of the Promissory Note held by Big Star Investments LLC; Mr. Argyros disclaims beneficial ownership of these shares except to the extent of his interests in Big Star Investments LLC; and (vii) 7,961 shares underlying the Bridge Loan Warrant held by Big Star Investments LLC; Mr. Argyros disclaims beneficial ownership of these shares until the shares are acquired upon the shares are purchased upon exercise of the warrants and further disclaims beneficial ownership of these shares except to the extent of his interests in Big Star Investments LLC.
--------------------------------------------------------------------------------
12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
          |_|
--------------------------------------------------------------------------------
13.       Percent of Class Represented By Amount In Row (11)
          74.59% (after giving effect to the exercise of the Bridge Loan Warrant and of the contingent warrants, which includes the exercise of other warrants upon which the exercisability of the contingent warrants depends).
--------------------------------------------------------------------------------
14.       Type of Reporting Person
          IN
================================================================================


------------------------------                          ------------------------
CUSIP No. 03070l 30 0                  13D                          Page 2
------------------------------                          ------------------------

================================================================================
1.        Names of Reporting Persons
          I.R.S. Identification Nos. of Above Person
          Thomas M. Wheeler
--------------------------------------------------------------------------------
2.        Check The Appropriate Box If A Member of A Group (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.        Sec Use Only

--------------------------------------------------------------------------------
4.        Source of Funds
          00
--------------------------------------------------------------------------------
5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization
          United States
--------------------------------------------------------------------------------
7.        Number of Shares Beneficially Owned By Each Reporting Person With
          Sole Voting Power

--------------------------------------------------------------------------------
8.         Shared Voting Power
          6,730,286 Shares
--------------------------------------------------------------------------------
9.        Sole Dispositive Power

--------------------------------------------------------------------------------
10.       Shared Dispositive Power
          6,730,286 Shares
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned By Each Reporting Person
          Aggregate Amount Beneficially Owned By Each Reporting Person
          6,730,286 shares of Class A Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros; Mr. Wheeler disclaims beneficial ownership of these shares; (ii) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Westar Capital II, LLC; Mr. Wheeler disclaims beneficial ownership of these shares; (iii) 614,787 shares (of which 70,224 are not currently subject to exercise) underlying contingent warrants held by Westar Capital II, LLC; Mr. Wheeler disclaims beneficial ownership of these shares; (iv) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Big Beaver Investments LLC; Mr. Wheeler disclaims beneficial ownership of these shares except to the extent of his interests in Big Beaver Investments LLC; (v) 614,787 shares (of which 70,224 are not currently subject to exercise) underlying contingent warrants held by Big Beaver Investments LLC; Mr. Wheeler disclaims beneficial ownership of these shares until the shares are purchased upon exercise of the warrants, and he further disclaims beneficial ownership of these shares except to the extent of his interests in Big Beaver Investments LLC; (vi) 79,617 shares issuable upon conversion of the Promissory Note held by Big Star Investments LLC; Mr. Wheeler disclaims beneficial ownership of these shares except to the extent of his interests in Big Star Investments LLC; and (vii) 7,961 shares underlying the Bridge Loan Warrant held by Big Star Investments LLC; Mr. Wheeler disclaims beneficial ownership of these shares until the shares are purchased upon exercise of the warrants and further disclaims beneficial ownership of these shares except to the extent of his interests in Big Star Investments LLC.
--------------------------------------------------------------------------------
12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
          |_|
--------------------------------------------------------------------------------
13.       Percent of Class Represented By Amount In Row (11)
          74.59% (after giving effect to the exercise of the contingent warrants, which includes the exercise of other warrants upon which the exercisability of the contingent warrants depends).
--------------------------------------------------------------------------------
14.       Type of Reporting Person
          IN
================================================================================



------------------------------                          ------------------------
CUSIP No. 03070l 30 0                  13D                          Page 3
------------------------------                          ------------------------

================================================================================
1.        Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons
          Big Star Investments LLC
--------------------------------------------------------------------------------
2.        Check The Appropriate Box If A Member of A Group (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.        Sec Use Only
--------------------------------------------------------------------------------
4.        Source of Funds
          00
--------------------------------------------------------------------------------
5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization
          Delaware
--------------------------------------------------------------------------------
7.        Number of Shares Beneficially Owned By Each Reporting Person With
          Sole Voting Power

--------------------------------------------------------------------------------
8.         Shared Voting Power
          6,730,286
--------------------------------------------------------------------------------
9.        Sole Dispositive Power

--------------------------------------------------------------------------------
10.       Shared Dispositive Power
          6,730,286
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned By Each Reporting Person
          6,730,286 shares of Class A Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros; and Big Star Investments LLC disclaims beneficial ownership of these shares; (ii) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Westar Capital II, LLC; Big Star Investments LLC disclaims beneficial ownership of these shares; (iii) 614,787 shares (of which 70,224 are not currently subject to exercise) underlying contingent warrants held by Westar Capital II, LLC; Big Star Investments LLC disclaims beneficial ownership of such shares until the shares are purchased upon exercise of the warrants, and further disclaims beneficial ownership of these shares; (iv) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Big Beaver Investments LLC; Big Star Investments LLC disclaims beneficial ownership of these shares; (v) 614,787 shares (of which 70,224 are not currently subject to exercise) underlying contingent warrants held by Big Beaver Investments LLC; Big Star Investments LLC disclaims beneficial ownership of these shares until the shares are purchased upon exercise of the warrants and further disclaims beneficial ownership of these shares; (vi) 79,617 shares issuable upon conversion of the Promissory Note held by Big Star Investments LLC; and (ii) 7,961 shares underlying the Bridge Loan Warrant held by Big Star Investments LLC; Big Star Investments LLC disclaims beneficial ownership of these shares until the shares until the shares are purchased upon exercise of the warrant.

--------------------------------------------------------------------------------
12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
          |_|
--------------------------------------------------------------------------------
13.       Percent of Class Represented By Amount In Row (11)
          74.59% (after giving effect to the exercise of the warrant).
--------------------------------------------------------------------------------
14.       Type of Reporting Person
          00
================================================================================

================================================================================
1.        Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)
          Big Beaver Investments LLC
--------------------------------------------------------------------------------
2.        Check The Appropriate Box If A Member of A Group (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.        Sec Use Only

--------------------------------------------------------------------------------
4.        Source of Funds
          00
--------------------------------------------------------------------------------
5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization
          Delaware
--------------------------------------------------------------------------------
7.        Number of Shares Beneficially Owned By Each Reporting Person With
          Sole Voting Power

--------------------------------------------------------------------------------
8.         Shared Voting Power
          6,730,286
--------------------------------------------------------------------------------
9.        Sole Dispositive Power

--------------------------------------------------------------------------------
10.       Shared Dispositive Power
          6,730,286
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned By Each Reporting Person
          6,730,286 shares of Class A Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros; Big Beaver Investments LLC disclaims beneficial ownership of these shares; (ii) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Westar Capital II, LLC; Big Beaver Investments LLC disclaims beneficial ownership of these shares; (iii) 614,787 shares (of which 70,224 are not currently subject to exercise) underlying contingent warrants held by Westar Capital II, LLC; Big Beaver Investments LLC disclaims beneficial ownership of these shares; (iv) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Big Beaver Investments LLC; (v) 614,787 shares (of which 70,224 are not currently subject to exercise) underlying contingent warrants held by Big Beaver Investments LLC; Big Beaver Investments LLC disclaims beneficial ownership of these shares until the shares are purchased upon exercise of the warrants; (vi) 79,617 shares issuable upon conversion of the Promissory Note held by Big Star Investments LLC; Big Beaver Investments LLC disclaims beneficial ownership of these shares except to the extent of its interests in Big Star Investments LLC; and (vii) 7,961 shares underlying the Bridge Loan Warrant held by Big Star Investments LLC; Big Beaver Investments LLC disclaims beneficial ownership of these shares until the shares are acquired upon exercise of the conversion rights and further disclaims beneficial ownership of these shares except to the extent of its interests in Big Star Investments LLC.
--------------------------------------------------------------------------------
12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
          |-|
--------------------------------------------------------------------------------
13.       Percent of Class Represented By Amount In Row (11)
          74.59% (after giving effect to the exercise of the contingent warrants, which includes the exercise of other warrants upon which the exercisability of the contingent warrants depends).
--------------------------------------------------------------------------------
14.       Type of Reporting Person
          00
================================================================================

================================================================================
1.        Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)
          Westar Capital Associates II, LLC
--------------------------------------------------------------------------------
2.        Check The Appropriate Box If A Member of A Group (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.        Sec Use Only

--------------------------------------------------------------------------------
4.        Source of Funds
          00
--------------------------------------------------------------------------------
5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization
          Delaware
--------------------------------------------------------------------------------
7.        Number of Shares Beneficially Owned By Each Reporting Person With
          Sole Voting Power

--------------------------------------------------------------------------------
8.         Shared Voting Power
          6,730,286
--------------------------------------------------------------------------------
9.        Sole Dispositive Power

--------------------------------------------------------------------------------
10.       Shared Dispositive Power
          6,730,286
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned By Each Reporting Person
          6,730,286 shares of Class A Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros; Westar Capital Associates II, LLC disclaims beneficial ownership of these shares; (ii) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Westar Capital II, LLC; Westar Capital Associates II, LLC disclaims beneficial ownership of these shares except to the extent of its interests in Westar Capital II, LLC; (iii) 614,787 shares (of which 70,224 are not currently subject to exercise) underlying contingent warrants held by Westar Capital II, LLC; Westar Capital Associates II, LLC disclaims beneficial ownership of these shares until such time as the shares are purchased upon exercise of the warrants and it further disclaims beneficial ownership except to the extent of its interest in Westar Capital II, LLC; (iv) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Big Beaver Investments LLC; Westar Capital Associates II, LLC disclaims beneficial ownership of these shares; (v) 614,787 shares (of which 70,224 are not currently subject to exercise) underlying contingent warrants held by Big Beaver Investments LLC; Westar Capital Associates II, LLC disclaims beneficial ownership of these shares; (vi) 79,617 shares issuable upon conversion of the Promissory Note held by Big Star Investments LLC; Westar Capital Associates II, LLC disclaims beneficial ownership of these shares except to the extent of its interests in Big Star Investments LLC; and (vii) 7,961 shares underlying the Bridge Loan Warrant held by Big Star Investments LLC; Westar Capital Associates II, LLC disclaims beneficial ownership of these shares until the shares are acquired upon exercise of the conversion rights and further disclaims beneficial ownership of these shares except to the extent of its interests in Big Star Investments LLC.
--------------------------------------------------------------------------------
12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
          |-|
--------------------------------------------------------------------------------
13.       Percent of Class Represented By Amount In Row (11)
          74.59% (after giving effect to the exercise of the contingent warrants, which includes the exercise of other warrants upon which the exercisability of the contingent warrants depends).
--------------------------------------------------------------------------------
14.       Type of Reporting Person
          00
================================================================================

================================================================================
1.        Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)
          Westar Capital II, LLC
--------------------------------------------------------------------------------
2.        Check The Appropriate Box If A Member of A Group (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.        Sec Use Only
--------------------------------------------------------------------------------
4.        Source of Funds
          00
--------------------------------------------------------------------------------
5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization
          Delaware
--------------------------------------------------------------------------------
7.        Number of Shares Beneficially Owned By Each Reporting Person With
          Sole Voting Power

--------------------------------------------------------------------------------
8.         Shared Voting Power
          6,730,286
--------------------------------------------------------------------------------
9.        Sole Dispositive Power

--------------------------------------------------------------------------------
10.       Shared Dispositive Power
          6,730,286
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned By Each Reporting Person
          6,730,286 shares of Class A Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros; Westar Capital II, LLC disclaims beneficial ownership of these shares; (ii) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Westar Capital II, LLC; (iii) 614,787 shares (of which 70,224 are not currently subject to exercise) underlying contingent warrants held by Westar Capital II, LLC; Westar Capital II, LLC disclaims beneficial ownership of these shares until such time as the shares are purchased upon exercise of the warrants; (iv) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Big Beaver Investments LLC; Westar Capital II, LLC disclaims beneficial ownership of these shares; (v) 614,787 shares (of which 70,224 are not currently subject to exercise) underlying contingent warrants held by Big Beaver Investments LLC; Westar Capital II, LLC disclaims beneficial ownership of these shares; (vi) 79,617 shares issuable upon conversion of the Promissory Note held by Big Star Investments LLC; Westar Capital II, LLC disclaims beneficial ownership of these shares except to the extent of its interests in Big Star Investments LLC; and (vii) 7,961 shares underlying the Bridge Loan Warrant held by Big Star Investments LLC; Westar Capital II, LLC disclaims beneficial ownership of these shares until the shares are acquired upon exercise of the conversion rights and further disclaims beneficial ownership of these shares except to the extent of its interests in Big Star Investments LLC.
--------------------------------------------------------------------------------
12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
          |-|
--------------------------------------------------------------------------------
13.       Percent of Class Represented By Amount In Row (11)
          74.59% (after giving effect to the exercise of the contingent warrants, which includes the exercise of other warrants upon which the exercisability of the contingent warrants depends).
--------------------------------------------------------------------------------
14.       Type of Reporting Person
          00
================================================================================

                                  SCHEDULE 13D

                  George L. Argyros, Thomas M. Wheeler, Big Star Investments LLC ("Big Star"), Big Beaver Investments LLC ("Big Beaver"), Westar Capital II, LLC ("Westar II") and Westar Capital Associates II, LLC ("Westar Associates") hereby amend their report on Schedule 13D filed on April 8, 1999 (the "Original Statement") (filed by George L. Argyros, Thomas M. Wheeler and Big Star), and their Amendment No. 1 to the Original Statement (the "First Amendment") filed on June 22, 1999 (filed by all of the foregoing). George L. Argyros, Thomas M. Wheeler, Big Star, Big Beaver, Westar II and Westar Associates are collectively referred to herein as the "Reporting Persons."

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the Class A Common Stock, no par value (the "Issuer Common Stock"), of the Issuer. The principal executive offices of the Issuer are located at 5462 Irwindale Avenue, Irwindale, California 91706.

ITEM 2.  IDENTITY AND BACKGROUND.

         Big Star is a Delaware limited liability company formed for the purpose of entering into the prior credit transaction described in the Original Statement (which was paid off in connection with the transactions described in the First Amendment), and is now entering into a new Credit Agreement (Exhibit 2, attached) with the Issuer and making the loan pursuant thereto. Big Star's principal business address is c/o Westar Capital, 949 South Coast Drive, Suite 650, Costa Mesa, California 92626, and its managing members are Westar II and Big Beaver. Westar II is a Delaware limited liability company engaged in the business of investing in both private and public companies. Westar II's managing member is Westar Associates. Westar Associates is a Delaware limited liability company engaged in the business of investing in both private and public companies. George Argyros owns a controlling interest in Westar II and Westar Associates. Mr. Argyros is the Chairman of the Board and Chief Executive Officer of Arnel and Affiliates, a private investment company. John Clark is the managing member of Westar Associates. Mr. Clark's principal occupation is as a partner of Westar Capital, a private investment firm. Mr. Clark is a member of the board of directors of the Issuer. Mr. Clark and Mr. Argyros are U.S. citizens. The principal business address of Westar II, Westar Associates, Westar Capital, and John Clark is 949 South Coast Drive, Suite 650, Costa Mesa, California 92626. The principal business address of Mr. Argyros and Arnel and Affiliates is 949 South Coast Drive, Suite 600, Costa Mesa, California 92626.

         Big Beaver is a Delaware limited liability company engaged in the business of investing in both private and public companies. The managing member of and holder of a controlling interest in Big Beaver is WIIIH Partners LP and the general partner of WIIIH Partners LP is TMW Enterprises, Inc., a Delaware corporation ("TMW"). Thomas M. Wheeler owns a controlling interest in TMW. Mr. Wheeler is a private investor. Oscar B. Marx, III is the President of TMW and of Big Beaver and is a member of Big Beaver. Paul Oster is the Treasurer of TMW and a member of Big Beaver. Messrs. Oster and Marx are members of the board of directors of the Issuer. Messrs. Wheeler, Oster and Marx are U.S. citizens. The principal business address of Big Beaver, TMW, Messrs. Wheeler, Oster and Marx is 801 W.

Big Beaver Road, Suite 201, Troy, Michigan 48084. The principal address of WIIIH Partners LP is 50 Rockefeller Plaza, 54th Floor, New York, New York.

         During the past five years, neither the Reporting Persons nor, to the Reporting Persons' knowledge, any person named herein pursuant to Instruction C of Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the past five years, neither the Reporting Persons nor, to the Reporting Persons' knowledge, any person named herein pursuant to Instruction C of Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In connection with a Credit Agreement dated March 16, 2000 between Big Star and the Issuer ("Credit Agreement"), Big Star was granted the right to convert (the "Conversion Right") all or any portion of the outstanding principal amount and accrued interest under the loans funded pursuant to the Credit Agreement to shares of Issuer Class A Common Stock. Big Star was also issued a warrant (the "Bridge Loan Warrant") to purchase shares of Issuer Class A Common Stock in an amount equal to ten percent (10%) of the principal amount of the loans funded pursuant to the Credit Agreement. In no event, however, shall Big Star be entitled to exercise the Conversion Right and the Bridge Loan Warrant to the extent that after giving effect thereto, Big Star shall have acquired pursuant to such conversion and exercise more than 19.99% of the outstanding Issuer Class A Common Stock.

ITEM 4:  PURPOSE OF TRANSACTION.

         The Credit Agreement was entered into in connection with the agreement of Big Star to loan the Issuer up to $4,000,000 (the "Loan"), of which $1,500,000 was funded upon execution of the Credit Agreement. The purpose of such transaction is to provide investment capital to the Issuer. In connection with the Credit Agreement, a Promissory Note was executed by the Issuer (the "Promissory Note). The Loan is secured by all of the assets of the Issuer. Pursuant to the Credit Agreement, Big Star was granted the Conversion Right, whereunder Big Star is entitled to convert all or any portion of the outstanding principal amount and accrued interest under the Promissory Note to shares of Issuer Class A Common Stock. The Conversion Right may be exercised by Big Star at any time until repayment in full of the Loan. The Loan is due on the earlier of August 31, 2000, or the occurrence of a Triggering Event (as defined in the Credit Agreement). The conversion price for such shares shall be the lesser of
(i) the average closing bid price for the Issuer Loan; or (ii) the issuance price per share of any subsequent offering of equity in an aggregate amount in excess of $5,000,000. As of the closing date, Big Star would be entitled to 79,617 shares of Issuer Class A Common Stock upon exercise of the Conversion Right with respect to the Promissory Note. Pursuant to the Credit Agreement, Big Star was also issued the Bridge Loan Warrant to purchase shares of Issuer Class A Common Stock in an amount equal to ten percent (10%) of the outstanding principal amount of the Loan or portion thereof funded pursuant to the Credit Agreement. The Bridge Loan Warrant may be exercised by Big Star at any time prior to March 16, 2005. The exercise price for such shares shall be the lesser of (i) the average closing bid price for the Issuer Class A Common Stock for the ten (10) consecutive business days ending on the day of a funded amount under the Loan; or (ii) the issuance price per share of any subsequent offering of equity in an aggregate amount in excess of $5,000,000. As of the closing date, Big Star would be entitled to purchase 7,961 shares of Issuer Class A Common Stock pursuant to exercise of the Bridge Loan Warrant. In no event, however, shall Big Star be entitled to exercise the Conversion Right and the Bridge Loan Warrant to the extent that after giving effect thereto, Big Star shall have acquired pursuant to such conversion and exercise more than 19.99% of the outstanding Issuer Class A Common Stock.

         Pursuant to the terms of a First Amendment to Investors' Rights Agreement executed in connection with the Credit Agreement and the Investors' Rights Agreement dated as of June 8, 1999 (collectively, the "Amended Rights Agreement"), Big Star, Big Beaver and Westar II, respectively, will have certain rights to register for resale pursuant to the Securities Act of 1933, as amended, any shares of Issuer Class A Common Stock received by Big Star upon the exercise of the Conversion Right or the Bridge Loan Warrant, or received by Big Beaver or Westar II, upon the exercise of the contingent warrants or conversion of the Issuer Series A Preferred Stock held by Big Beaver and by Westar II. The Amended Rights Agreement also provides Big Beaver and Westar II with a right of first refusal to participate in future sales of equity securities by the Issuer, subject to the terms, conditions and limitations provided in the Rights Agreement.

         Other than as described above, no Reporting Person has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

         The foregoing summary of the Credit Agreement, the Promissory Note, the Bridge Loan Warrant and the Amended Rights Agreement is qualified in its entirety reference to the copies of such documents included as exhibits to the First Amendment and/or this Amendment No. 2 to Schedule 13D and incorporated herein by their entirety by this reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) According to the Issuer's representation in connection with the Credit Agreement, there were 1,914,089 shares of Issuer Common Stock outstanding as of March 16, 2000. As of March 16, 2000, the conversion right provides Big Star the right to convert the Promissory Note into 79,617 shares of Issuer Class A Common Stock and the Bridge Loan Warrant provides Big Star the right to purchase 7,961 shares of Issuer Class A Common Stock, and in addition, Westar II and Big Beaver each owns 4,500 shares of Series A Preferred Stock which are currently convertible into 2,686,567 shares of Issuer Class A Common Stock representing in the aggregate approximately 74.05% of the outstanding shares of Issuer Class A Common Stock (which together with the 40,000 shares owned by George L. Argyros as discussed below, represents in the aggregate approximately 74.59% of the outstanding shares of Issues Class A Common Stock). Further, Westar II and Big Beaver each owns Contingent Warrants which are exercisable for up to 614,787 shares (of which 70,224 are not currently subject to exercise) of Issuer Class A Common Stock. The Contingent Warrants, however, are exercisable only upon the exercise of certain other outstanding warrants to purchase Issuer Common Stock and only for that number of shares equal to 36.9% of the shares purchased under such other warrants. The purpose of the Contingent Warrants is to provide Westar II and Big

Beaver with anti-dilution protection in the event that other outstanding warrants to purchase Issuer Class A Common Stock are exercised. Consequently, the exercise of the Contingent Warrants would not result in either such investor owning more than 37.02% of the outstanding Issuer Class A Common Stock or in the investors together owning more than 74.59% of the outstanding Issuer Class A Common Stock. The Reporting Persons disclaim beneficial ownership of the shares underlying the Contingent Warrants until such time as such shares are purchased upon the exercise of such Contingent Warrants.

         Due to the controlling interest of George Argyros in Westar II and its controlling entities, and the controlling interest of Thomas Wheeler in Big Beaver and its controlling entities, Mr. Argyros and Mr. Wheeler may be deemed to share the power to vote and dispose of (and therefore be the beneficial owners of) the shares issuable upon conversion of the Promissory Note and exercise of the Bridge Loan Warrant by Big Star, and upon conversion of the Series A Preferred Stock and the exercise of the Contingent Warrants held by their respective affiliates. In addition, as the managing member of Westar II, Westar Associates may be deemed to be the beneficial owner of the shares held by Westar II. George Argyros and Westar Associates disclaim beneficial ownership of
(i) all shares of Series A Preferred Stock, Contingent Warrants and shares of Issuer Common Stock issuable upon conversion or exercise thereof which are held by Big Beaver, (ii) the Bridge Loan Warrant and all shares of Issuer Common Stock issuable upon conversion or exercise of the Conversion Right under the Credit Agreement or of the Bridge Loan Warrant, except to the extent of their interests in Big Star, and (iii) all shares of Series A Preferred Stock, Contingent Warrants and shares of Issuer Common Stock issuable upon conversion or exercise thereof which are held by Westar II, except to the extent of their respective interests in Westar II. Westar II disclaims beneficial ownership of
(i) all shares of Series A Preferred Stock, Contingent Warrants and shares of Issuer Class A Common Stock issuable upon conversion or exercise thereof, which are held by Big Beaver, and (ii) the Bridge Loan Warrant and all shares of Issuer Class A Common Stock issuable upon conversion or exercise of the Conversion Right under the Credit Agreement or of the Bridge Loan Warrant, except to the extent of its interests in Big Star. Thomas Wheeler disclaims beneficial ownership of (i) all shares of Series A Preferred Stock, Contingent Warrants and shares of Issuer Common Stock issuable upon conversion or exercise thereof which are held by Westar II, (ii) the Bridge Loan Warrant and all shares of Issuer Common Stock issuable upon conversion or exercise of the Conversion Right under the Credit Agreement or of the Bridge Loan Warrant, except to the extent of his interests in Big Star, and (iii) all shares of Series A Preferred Stock, Contingent Warrants and shares of Issuer Common Stock issuable upon conversion or exercise thereof which are held by Big Beaver, except to the extent of his interests in Big Beaver. Big Beaver disclaims beneficial ownership of all shares of Series A Preferred Stock, Contingent Warrants and shares of Issuer Common Stock issuable upon conversion or exercise thereof which are held by Westar II and (ii) the Bridge Loan Warrant and all shares of Issuer Class A Common Stock issuable upon conversion or exercise of the Conversion Right under the Credit Agreement or of the Bridge Loan Warrant, except to the extent of its interests in Big Star.

         George Argyros owns 40,000 shares of Issuer Common Stock representing approximately 2.09% of the outstanding shares. As members of a group, Big Star, Thomas Wheeler, Big Beaver, Westar Associates and Westar II may be deemed to be the beneficial owners of Mr. Argyros' shares. Big Star, Mr. Wheeler, Big Beaver, Westar Associates and Westar II disclaim beneficial ownership of such shares.

         In addition, John Clark owns 2,500 shares of Issuer Common Stock and has the right to acquire pursuant to currently exercisable options 11,000 shares of Issuer Common Stock representing less than 1% of the outstanding shares (after giving effect to the exercise of such option). Neither Paul Oster nor Oscar B. Marx, III beneficially own any shares of Issuer Common Stock.

         (c) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2 pursuant to Instruction C of
Schedule 13D, has effected any transaction in the Issuer Common Stock during the past 60 days.

         (d)      None.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Credit Agreement, Bridge Loan Warrant, Contingent Warrants, Shareholders' Agreement (as described in the First Amendment), Amended Rights Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

         1.       Joint Filing Agreement.

         2. Credit Agreement dated March 16, 2000, by and between Big Sta Investments LLC and Amerigon Incorporated.

         3.       Bridge Loan Warrant dated March 16, 2000.

         4.       Promissory Note dated March 16, 2000.

         5.       Form of Contingent Warrants (incorporated by reference to
                  Exhibit 4 of the Original Statement).

         6. Form of Investors' Rights Agreement (incorporated by reference to Exhibit 7 of the Original Statement).

         7.       First Amendment to Investors' Rights Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  As of April 7, 2000          BIG STAR INVESTMENTS LLC
                                     By:  Westar Capital II, LLC, Member
                                          By: Westar Capital Associates II, LLC,
                                              Manager
                                              By:      /s/ Alan B. Sellers
                                                 -------------------------

                                     By:    Big Beaver Investments LLC, Member
                                            By:      /s/ O.B. Marx III


                                     BIG BEAVER INVESTMENTS LLC
                                     By:    /s/ O.B. Marx III

                                            /s/ George Argyros
                                     GEORGE ARGYROS

                                            /s/ Thomas M. Wheeler
                                     THOMAS M. WHEELER


                                     WESTAR CAPITAL II, LLC
                                     By:    Westar Capital Associates II, LLC
                                            Manager
                                            By:      /s/ Alan B. Sellers


                                     WESTAR CAPITAL ASSOCIATES II, LLC
                                     By:    /s/ Alan B. Sellers

                                    EXHIBIT 1
                                    ---------

                             JOINT FILING AGREEMENT

         The undersigned agree to file jointly with the Securities and Exchange Commission ("SEC") any and all statements on Schedule 13D (and any amendments or supplements thereto) required under Section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with transactions by the undersigned in the Class A Common Stock of Amerigon Incorporated. Each of the undersigned will be responsible for the timely filing of the Schedule 13D and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein. None of the undersigned shall be responsible for the completeness or accuracy of the information concerning any other party contained in the Schedule 13D or any amendment thereto, except to the extent such person knows or has reason to believe that such information is inaccurate.

Dated:  As of April 7, 2000         BIG STAR INVESTMENTS LLC
                                    By:  Westar Capital II, LLC, Member
                                         By:  Westar Capital Associates II, LLC,
                                              Manager
                                              By:      /s/ Alan B. Sellers
                                                 -------------------------

                                    By:  Big Beaver Investments LLC, Member
                                         By:      /s/ O.B. Marx III


                                    BIG BEAVER INVESTMENTS LLC
                                    By:      /s/ O.B. Marx III

                                             /s/ George Argyros
                                    GEORGE ARGYROS


                                             /s/ Thomas M. Wheeler
                                    THOMAS M. WHEELER


                                    WESTAR CAPITAL II, LLC
                                    By:      Westar Capital Associates II, LLC
                                             Manager
                                             By:      /s/ Alan B. Sellers


                                    WESTAR CAPITAL ASSOCIATES II, LLC
                                    By:      /s/ Alan B. Sellers

                                    EXHIBIT 2
                                    ---------

                                CREDIT AGREEMENT



                                CREDIT AGREEMENT


         THIS CREDIT AGREEMENT (this "Agreement"), dated as of March 16, 2000, is made between Amerigon Incorporated, a California corporation (the "Company"), and Big Star Investments LLC ("Lender").

         The Company has requested the Lender to make term loans to the Company in an aggregate principal amount of up to $1,500,000 (the "Initial Loans"). The Lender is willing to make such loans to the Company upon the terms and subject to the conditions set forth in this Agreement. In addition, this Agreement also provides for the advance of up to $2,500,000 in aggregate principal amount of term loans in the event the Lender, in its sole discretion, elects to make such loans to the Company (the "Additional Loans"). The Initial Loans and any Additional Loans are collectively referred to herein as the "Loans."

         The Lender may elect to convert its Loans into Class A Common Stock of the Company as provided herein.

         In order to induce the Lender to enter into this Agreement, the Company has agreed to issue certain warrants to the Lender or its members as provided herein.

         This Agreement amends and restates and supersedes the Credit Agreement dated as of March 28, 1999 among the Company and lender (the "Prior Credit Agreement").

         Accordingly, the parties hereto agree as follows:

                                   ARTICLE I

                                   DEFINITIONS

SECTION 1.01 CERTAIN DEFINED TERMS. As used in this Agreement, the following terms shall have the following meanings:

         "ADDITIONAL BRIDGE LOAN WARRANTS" has the meaning set forth in Section 2.11.

         "AFFILIATE" means any Person which, directly or indirectly, controls, is controlled by or is under common control with another Person. For purposes of the foregoing, "control," "controlled by" and "under common control with" with respect to any Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

         "BRIDGE LOAN WARRANTS" means the Initial Bridge Loan Warrants and any Additional Bridge Loan Warrants.

         "BUSINESS DAY" means a day of the year on which commercial banks are not required or authorized by law to close in Los Angeles, California.

         "CLOSING DATE" means the date upon which the conditions set forth in Sections 3.01 and 3.02 are satisfied and the initial Loan hereunder is made.

         "COLLATERAL" means the property described in the Collateral Documents, and all other property now existing or hereafter acquired which may at any time be or become subject to a Lien in favor of the Lender pursuant to the Collateral Documents or otherwise, securing the payment and performance of the Obligations.

         "COLLATERAL DOCUMENTS" means the Security Agreement, the Patent and Trademark Security Agreement, any other agreement pursuant to which the Company provides a Lien on its assets in favor of the Lender and all filings (including, but not limited to, all U.C.C. financing statements filed to perfect the security interests granted in the Security Agreement), documents and agreements made or delivered pursuant thereto.

         "COMMITMENT" means $1,500,000 or, where the context so requires, the obligation of the Lender to make an Initial Loan up to such amount on the terms and conditions set forth in this Agreement.

         "COMPANY" has the meaning set forth in the recital of parties to this Agreement.

         "DEFAULT" means an Event of Default or an event or condition which with notice or lapse of time or both would constitute an Event of Default.

         "ENVIRONMENTAL LAWS" means all federal, state or local laws, statutes, common law duties, rules, regulations, ordinances, judgments and codes, together with all administrative orders, directives, requests, licenses, authorizations and permits of, and agreements with (including consent decrees), any governmental agencies or authorities, in each case relating to or imposing liability or standards of conduct concerning public health, safety and environmental protection matters.

         "EVENT OF DEFAULT" has the meaning set forth in Section 6.01.

         "FINAL MATURITY DATE" means the earlier to occur of (i) August 31, 2000, or (ii) the occurrence of a Trigger Event.

         "GAAP" means generally accepted accounting principles in the United States, consistently applied.

         "HAZARDOUS SUBSTANCES" means any toxic, radioactive, caustic or other hazardous substances, materials, wastes, contaminants or pollutants, including asbestos, PCBs, petroleum products and byproducts, and any substances defined or listed as "hazardous substances," "hazardous materials," "hazardous wastes" or "toxic substances" (or similarly identified or having any constituent substances displaying any of the foregoing characteristics), regulated under or forming the basis for liability under any applicable Environmental Law.

         "INDEBTEDNESS" means, for any Person, (i) all indebtedness or other obligations of such Person for borrowed money or for the deferred purchase price of property or services which purchase price is (a) due more than six months from the date of incurrence of the obligation in respect thereof, or (b) evidenced by a note or similar written instrument, but excluding trade payables incurred in the ordinary course of business; (ii) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses described in clause (i) above; (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person; (iv) all reimbursement and other obligations of such Person in respect of letters of credit and bankers acceptances and all net obligations in respect of interest rate swaps, caps, floors and collars, currency swaps, and other similar financial products; (v) all obligations under leases which shall have been or should be, in accordance with GAAP, recorded as capital leases; and (vi) all indebtedness of another Person of the types referred to in clauses (i) through (v) guaranteed directly or indirectly in any manner by the Person for whom Indebtedness is being determined, or in effect guaranteed directly or indirectly by such Person through an agreement to purchase or acquire such indebtedness, to advance or supply funds for the payment or purchase of such indebtedness or otherwise assure a creditor against loss, or secured by any Lien upon or in property owned by the Person for whom Indebtedness is being determined, whether or not such Person has assumed or become liable for the payment of such indebtedness of such other Person.

         "INITIAL BRIDGE LOAN WARRANTS" has the meaning set forth in Section
2.11.

         "INVESTORS" shall mean Westar Capital II LLC and Big Beaver Investments LLC.

         "INVESTORS RIGHTS AGREEMENT" means the Investors' Rights Agreement dated as of June 8, 1999 among the Company and the Investors.

         "LENDER" has the meaning set forth in the recital of parties to this Agreement.

         "LIEN" means any mortgage, pledge, security interest, assignment, deposit arrangement, charge or encumbrance, lien or other type of preferential arrangement (other than a financing statement filed by a lessor in respect of an operating lease not intended as security).

         "LOAN AVAILABILITY PERIOD" means the period extending from and including the Closing Date through the earliest of : (i) August 31, 2000, (ii) the occurrence of a Trigger Event, or (iii) the date upon which the Lender declares an Event of Default.

         "LOAN DOCUMENTS" means this Agreement, the Note, the Collateral Documents and all other certificates, documents, agreements and instruments delivered to the Lender under or in connection with this Agreement.

         "LOANS" means the Initial Loan, and any Additional Loans.

         "MARKET PRICE" shall mean, with respect to a particular Loan (i) the average closing bid price of the Class A Common Stock, for ten (10) consecutive business days ending on the date that Lender makes such Loan to Company, as reported by Nasdaq, if the Class A Common Stock is traded on the Nasdaq SmallCap Market, or
(ii) the average last reported sale price of the Class A Common Stock, for ten
(10) consecutive business days ending on the date that Lender makes such Loans to the Company, as reported by the primary exchange on which the Class A Common Stock is traded, if the Class A Common Stock is traded on a national securities exchange, or by Nasdaq, if the Class A Common Stock is traded on the Nasdaq National Market.

         "MATERIAL ADVERSE EFFECT" means any event, circumstance or condition that, individually or in the aggregate (i) has or could reasonably be expected to have a material adverse effect on the business, operations, assets, liabilities (including without limitation contingent liabilities), prospects, employee relationships, customer or supplier relationships, or the condition (financial or otherwise) of the Company; (ii) would materially impair the ability of the Company to perform or observe its obligations under or in respect of the Loan Documents; or (iii) adversely affects the legality, validity, binding effect or enforceability of any of the Loan Documents or the perfection or priority of any Lien granted to the Lender under any of the Collateral Documents.

         "NOTE" has the meaning set forth in Section 2.03.

         "OBLIGATIONS" means the indebtedness, liabilities and other obligations of the Company to the Lender under or in connection with the Loan Documents, including all Loans, all interest accrued thereon, all fees due under this Agreement and all other amounts payable by the Company to the Lender thereunder or in connection therewith.

         "PATENT AND TRADEMARK SECURITY AGREEMENT" means the Patent and Trademark Assignment and Security Agreement between the Company and the Lender, in form and substance satisfactory to the Lender.

         "PERMITTED LIENS" means: (i) Liens in favor of the Lender; (ii) the existing Liens (including leases and subleases) listed in SCHEDULE 1 or incurred in connection with the extension, renewal or refinancing of the Indebtedness secured by such existing Liens, PROVIDED that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the Indebtedness being extended, renewed or refinanced does not increase; (iii) Liens for taxes, fees, assessments or other governmental charges or levies, either not delinquent or being contested in good faith by appropriate proceedings and which are adequately reserved for in accordance with GAAP, PROVIDED the same does not have priority over any of the Lender's Liens and no notice of tax lien has been filed of record; (iv) Liens of materialmen, mechanics, warehousemen, carriers or employees or other similar Liens provided for by mandatory provisions of law and securing obligations either not delinquent or being contested in good faith by appropriate proceedings and which do not in the aggregate materially impair the use or value of the property or risk the loss or forfeiture thereof; (v) Liens consisting of deposits or pledges to secure the performance of bids, trade contracts, leases, public or statutory obligations, or other obligations of a like nature incurred in the ordinary course of business (other than for Indebtedness); (vi) Liens upon or in any equipment acquired or held by the Company to secure the purchase price of such equipment or Indebtedness incurred solely for the purpose of financing the acquisition of such equipment;

and (vii) restrictions and other minor encumbrances on real property which do not in the aggregate materially impair the use or value of such property or risk the loss or forfeiture thereof.

         "PERSON" means an individual, corporation, partnership, joint venture, trust, unincorporated organization or any other entity of whatever nature or any governmental agency or authority.

         "RESPONSIBLE OFFICER" means, with respect to any Person, the chief executive officer, the president, the chief financial officer or the treasurer of such Person, or any other senior officer of such Person having substantially the same authority and responsibility.

         "SECURITY AGREEMENT" means a Security Agreement between the Company and the Lender, in form and substance satisfactory to the Lender.

         "TRIGGER EVENT" means that the Company (or its Board of Directors) shall have authorized, recommended, proposed or publicly announced its intention to enter into (or has failed to recommend rejection of) any tender or exchange offer, merger, consolidation, liquidation, dissolution, business combination, recapitalization, acquisition, or disposition of a material amount of assets or securities or any comparable transaction which has not been consented to in writing by the Lender.

SECTION 1.02 ACCOUNTING TERMS. Unless otherwise defined or the context otherwise requires, all accounting terms not expressly defined herein shall be construed, and all accounting determinations and computations required under this Agreement or any other Loan Document shall be made, in accordance with GAAP.

SECTION 1.03 INTERPRETATION. In the Loan Documents, except to the extent the context otherwise requires: (i) any reference to an Article, a Section, a Schedule or an Exhibit is a reference to an article or section thereof, or a schedule or an exhibit thereto, respectively, and to a subsection or a clause is, unless otherwise stated, a reference to a subsection or a clause of the Section or subsection in which the reference appears; (ii) the words "hereof," "herein," "hereto," "hereunder" and the like mean and refer to this Agreement or any other Loan Document as a whole and not merely to the specific Article, Section, subsection, paragraph or clause in which the respective word appears; (iii) the meaning of defined terms shall be equally applicable to both the singular and plural forms of the terms defined; (iv) the words "including," "includes" and "include" shall be deemed to be followed by the words "without limitation;" (v) references to agreements and other contractual instruments shall be deemed to include all subsequent amendments and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of the Loan Documents; (vi) references to statutes or regulations are to be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation referred to;
     (vii) any table of contents, captions and headings are for convenience of reference only and shall not affect the construction of this Agreement or any other Loan Document; and (viii) in the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including"; the words "to" and "until" each mean "to but excluding"; and the word "through" means "to and including."

                                   ARTICLE II

                                    THE LOANS

SECTION 2.01 LOANS. The Lender agrees, subject to the terms and conditions of this Agreement, to make term loans (each an "Initial Loan") to the Company on the Closing Date and from time to time during the Loan Availability Period following the Company's compliance with the borrowing procedure under Section 2.02 below, in the aggregate principal amount up to but not exceeding the Term Commitment.

         The Lender may agree in its sole discretion, subject to the terms and conditions of this Agreement, to make additional loans in an aggregate principal amount not to exceed $2,500,000 (each an "Additional Loan") to the Company from time to time during the Loan Availability Period following the Company's compliance with the borrowing procedure under Section 2.02 below. In addition, the Company acknowledges that neither the Lender nor either of its investors have been granted the requisite internal approvals which are a condition to the making of Additional Loans and such approvals may not be forthcoming and would only be obtained in the sole discretion of the Lender and its investors. Nothing in this Agreement or any other Loan Document shall constitute a commitment or other undertaking by the Lender or any of its investors or affiliates to make Additional Loans.

SECTION 2.02 BORROWING PROCEDURE. Each Loan shall be made upon written notice from the Company to the Lender, which notice shall be received by the Lender not later than 10:00 A.M. (California time) at least three (3) Business Days prior to the proposed borrowing date. Each such notice of borrowing shall be irrevocable and binding on the Company and shall specify the proposed date of the borrowing (which shall be a Business Day), the amount of the borrowing (which shall be at least $200,000 or a greater amount which is an integral multiple of $50,000), and payment instructions with respect to the funds to be made available to the Company. Upon fulfillment of the applicable conditions set forth in Article III hereof, the Lender shall make the Loan available to the Company in same day funds, or such other funds as shall separately be agreed upon by the Company and the Lender, in accordance with the payment instructions provided to the Lender as set forth in the borrowing request delivered pursuant hereto.

SECTION 2.03 EVIDENCE OF INDEBTEDNESS. At the request of the Lender, the Company shall execute and deliver for account of the Lender a promissory note (the "Note"), in a form reasonably acceptable to the Lender, as additional evidence of the Indebtedness of the Company to the Lender resulting from each Loan.

SECTION 2.04 INTEREST. The Company hereby promises to pay interest on the unpaid principal amount of each Loan from the date of such Loan until the maturity thereof, at a rate equal to 10% per annum, on the date of any prepayment of any such Loan and at maturity.

         Any principal payments on the Loans not paid when due and, to the extent permitted by applicable law, any interest payments on the Loans not paid when due, in each case whether at stated maturity, by notice of prepayment, by acceleration or otherwise, shall thereafter bear interest (including post-petition interest in any proceeding under applicable bankruptcy laws) payable on demand at a rate which is 2% per annum in excess of the interest rate otherwise payable under this Agreement for Loans. Payment or acceptance of the increased rates of interest provided for in this paragraph is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of Lender.

SECTION 2.05 COMPUTATIONS. All computations of fees and interest hereunder shall be made on the basis of a year of 360 days for the actual number of days occurring in the period for which any such interest or fee is payable.

SECTION 2.06 HIGHEST LAWFUL RATE. Anything herein to the contrary notwithstanding, if during any period for which interest is computed hereunder, the applicable interest rate, together with all fees, charges and other payments which are treated as interest under applicable law, as provided for herein or in any other Loan Document, would exceed the maximum rate of interest which may be charged, contracted for, reserved, received or collected by the Lender in connection with this Agreement under applicable law (the "Maximum Rate"), the Company shall not be obligated to pay, and the Lender shall not be entitled to charge, collect, receive, reserve or take, interest in excess of the Maximum Rate, and during any such period the interest payable hereunder shall be limited to the Maximum Rate.

SECTION 2.07 TERMINATION OF THE COMMITMENT. Upon the earlier to occur of (i) August 31, 2000, (ii) the occurrence of a Trigger Event, or (iii) the Lender's declaration of an Event of Default, any unused portion of the Term Commitment shall terminate. After the Term Commitment terminates under this
     Section 2.07 it may not be reinstated.

SECTION 2.08 REPAYMENT OF THE LOAN. The Company hereby promises to pay to the Lender the principal amount of the Term Loans and any accrued interest thereon in full on the Final Maturity Date.

SECTION 2.09      PREPAYMENTS OF THE LOANS.

(a) OPTIONAL PREPAYMENTS. The Company may, upon prior notice to the Lender, prepay the outstanding amount of the Loans in whole or in part, without premium or penalty.

(b) NOTICE; APPLICATION. The notice given of any prepayment shall specify the date and amount of the prepayment. If the notice of prepayment is given, the Company shall make such prepayment and the prepayment amount specified in such notice shall be due and payable on the date specified therein, with accrued interest to such date on the amount prepaid.

SECTION 2.10      PAYMENTS.

(a) PAYMENTS. The Company shall make each payment under the Loan Documents, unconditionally in full without deduction, set-off, counterclaim or, to the extent permitted by applicable law, other defense, and free and clear of, and without reduction for or on account of, any present and future taxes or withholdings (other than a tax on the overall net income of the Lender), and all liabilities with respect thereto. Each payment shall be made not later than 11:00 A.M. (California time) on the day when due to the Lender in U.S. dollars and in immediately available funds, or such other funds as shall be separately agreed upon by the Company and the Lender, in accordance with the Lender's payment instructions.

(b) EXTENSION. Whenever any payment hereunder shall be stated to be due, or whenever any interest payment date or any other date specified hereunder would otherwise occur, on a day other than a Business Day, then, except as otherwise provided herein, such payment shall be made, and such interest payment date or other date shall occur, on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest.

(c) APPLICATION. Each payment by or on behalf of the Company hereunder shall, unless a specific determination is made by the Lender with respect thereto, be applied (i) first, to accrued and unpaid interest due the Lender; and (ii) second, to principal due the Lender.

SECTION 2.11 CONVERSION OF LOANS INTO CLASS A COMMON STOCK. The Lender shall have conversion rights as follows (the "Conversion Rights"):

(a) CONVERSION RIGHTS. The Lender may elect in its sole discretion to convert the principal of or interest accrued under all or a portion of any Loan into Class A Common Stock of the Company at a conversion price equal to the Market Price of the Class A Common Stock as of the date that such Loan was made to the Company; provided that in the event the Company issues in excess of $5 million of equity securities in an offering at an issuance price that is less than the Market Price with respect to a particular Loan, the conversion price relating to such Loan shall be reduced to such issuance price (the "Conversion Price"). The Conversion Price for the Note shall be subject to adjustment as set forth in subsection 2.11(c).

(b) MECHANICS OF CONVERSION. Before the Lender shall be entitled to convert the Note into shares of Class A Common Stock, the Lender shall, in the case of a partial conversion of the Note, indicate on the face of the Note the amount so converted and provide a copy of the Note to the Company or, in the case of the conversion of all of the remaining outstanding principal and interest due under the Note, surrender the Note, duly endorsed, at the office of the Company and shall give written notice to the Company at its principal corporate office, of the election to convert the same or a portion thereof and shall state therein the name or names in which the certificate or certificates for shares of Class A Common Stock are to be issued. The Company shall, as soon as practicable thereafter, issue and deliver at such office to Lender, or to the nominee or nominees of Lender, a certificate or certificates for the number of shares of Class A Common Stock to which such persons shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the Note and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act of 1933, the conversion may, at the option of Lender, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive the Class A Common Stock upon conversion of the Note shall not be deemed to have converted such Note until immediately prior to the closing of such sale of securities.

(c) CONVERSION PRICE ADJUSTMENTS OF NOTE FOR CERTAIN DILUTIVE ISSUANCES, SPLITS AND COMBINATIONS. The Conversion Price of the Note shall be subject to adjustment from time to time as follows:

(i) In the event the Company should at any time or from time to time after the Closing Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Class A Common Stock or the determination of holders of Class A Common Stock entitled to receive a dividend or other distribution payable in additional shares of Class A Common Stock without payment of any consideration by such holder for the additional shares of Class A Common Stock, then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Note shall be appropriately decreased so that the number of shares of Class A Common Stock issuable on conversion of the Note shall be increased in proportion to such increase of the aggregate of shares of Class A Common Stock outstanding. In the event the Company shall declare or pay, without consideration, any dividend on the Class A Common Stock payable in any right to acquire Class A Common Stock for no consideration, then the Company shall be deemed to have made a dividend payable in Class A Common Stock in an amount of shares equal to the maximum number of shares issuable upon exercise of such rights to acquire Class A Common Stock.

(ii) If the number of shares of Class A Common Stock outstanding at any time after the Closing Date is decreased by a combination of the outstanding shares of common stock, then, following the record date of such combination, the Conversion Price for the Note shall be appropriately increased so that the number of shares of Class A Common Stock issuable on conversion of the Note or a portion thereof shall be decreased in proportion to such decrease in outstanding shares.

(iii) All adjustments to the Conversion Price will be calculated to the nearest cent of a dollar. No adjustment in the Conversion Price will be required unless such adjustment would require an increase or decrease of at least one cent per dollar; provided, however, that any adjustments which by reason of this Section 2.11(c)(iii) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All adjustments to the Conversion Price shall be made successively.

(d) RECAPITALIZATIONS AND REORGANIZATIONS. If the Class A Common Stock issuable upon conversion of the Note shall be changed into or exchanged for a different class or classes of capital stock, or other securities or property whether by reorganization, recapitalization or otherwise (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 2.11) provision shall be made so that the Lender shall thereafter be entitled to receive upon conversion of the Note the number of shares of stock or other securities or property, to which a holder of Class A Common Stock deliverable upon conversion would have been entitled on such recapitalization or reorganization. In any such case, appropriate adjustment shall be made in the application of the provisions of this
     Section 2.11 with respect to the rights of the Lender after the recapitalization or reorganization to the end that the provisions of this
     Section 2.11 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Note) shall be applicable after the event as nearly equivalent as may be practicable.

(e) NO IMPAIRMENT. The Company will not, by amendment of its Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performances of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out all of the provisions of this Section 2.11 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the Lender against impairment.

(f)      NO FRACTIONAL SHARES AND CERTIFICATE AS TO ADJUSTMENTS.

(i) No fractional shares shall be issued upon the conversion of the Note and the number of shares of Class A Common Stock to be issued shall be rounded to the nearest whole share. Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the amount of Note the Lender is at the time converting into Class A Common Stock and the number of shares of Class A Common Stock issuable upon such aggregate conversion.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of the Note pursuant to this Section 2.11, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to the Lender a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of the Lender, furnish or cause to be furnished to the Lender a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for the Note at the time in effect , and (C) the number of shares of Class A Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Note.

(g) NOTICES OF RECORD DATE. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution ,any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right (except the right to vote), the Company shall mail to the Lender at least 20 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(h) RESERVATION OF STOCK ISSUABLE UPON CONVERSION. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting conversion of the Note, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of the Note; and it at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of the Note, in addition to such other remedies as shall be available to the Lender, the Company will take such corporate action as may, in the option of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to its articles of incorporation.

(i) NO STOCKHOLDER RIGHTS. Nothing contained in this Agreement shall be construed as conferring upon the Lender or any other person the right to vote or to consent to receive notice as a stockholder in respect of meeting of stockholders for the election of directors of the Company or any or any other matters or any other rights whatsoever as a stockholder of the Company; and no dividends or interest shall be payable or accrued in respect of the Note or the Class A Common Stock obtainable under this
     Section 2.11 until, and only to the extent that, this Note shall have been converted.

(j) Any Loans that are converted into Class A Common Stock as provided herein will be deemed to be paid in full for all purposes of this Agreement and the other Loan Documents.

SECTION 2.12      WARRANTS.

(a) Concurrently with the execution of this Agreement, and in consideration of the Lender's agreement to make Initial Loans to the Company, the Company will issue to the Lender a warrant to purchase an amount of the Class A Common Stock of the Company equal to 10% of the principal amount of the Initial Loans divided by the Exercise Price (as defined below) and on the terms and conditions set forth in EXHIBIT A hereto (the "Initial Bridge Loan Warrants").

(b) In addition, on any date that the Lender, in its sole discretion, makes Additional Loans to the Company, in consideration thereof, the Company will issue to the Lender additional warrants to purchase shares of the Class A Common Stock of the Company on the terms and conditions set forth in EXHIBIT A hereto and in an amount equal to 10% of the principal amount of the Additional Loans provided by Lender divided by the Exercise Price (the "Additional Bridge Loan Warrants").

(c) The Exercise Price of any Warrants shall be equal to the Conversion Price calculated as of the date of the particular Loan as further provided in the Bridge Loan Warrants.

         SECTION 2.13 LIMITATION ON CONVERSION RIGHTS AND EXERCISE OF WARRANTS. In no event shall the Lender be entitled to convert the Note or exercise the Warrants to the extent that, after giving effect to such conversion or exercise, the Lender shall have acquired pursuant to such conversion and exercise more than 19.99% of the outstanding

     Class A Common Stock of the Company such that a shareholder vote would have been required in connection with the issuance of the Note and the Bridge Loan Warrants under applicable NASDAQ rules or to the extent that the Class A Common Stock issued pursuant to the conversion or exercise of the Note and the Bridge Loan Warrants exceeds the amount approved by the California Department of Corporations. In the event Lender anticipates that the Class A Common Stock issued pursuant to the conversion or exercise of the Note and the Bridge Loan Warrants may exceed the amount approved by the California Department of Corporations, then at the Lender's request the Company shall apply for an additional permit from the California Department of Corporations covering any additional shares of Class A Common Stock requested by Lender and use its best efforts to have such application approved.


                                  ARTICLE III

                              CONDITIONS PRECEDENT

SECTION 3.01 CONDITIONS PRECEDENT TO THE INITIAL LOAN. The obligation of the Lender to make its initial Loan on the date of the initial borrowing hereunder (the "Closing Date") shall be subject to the satisfaction of each of the following conditions precedent before or concurrently with the initial Loan:

(a) FEES AND EXPENSES. The Company shall have paid all fees and invoiced costs and expenses then due hereunder.

(b)      LOAN DOCUMENTS.  The Lender shall have received the following Loan
     Documents: (i) this Agreement executed by the Company, (ii) the Note required hereunder, executed by the Company; and (iii) the Collateral Documents executed by each of the respective parties thereto.

(c) DOCUMENTS AND ACTIONS RELATING TO COLLATERAL. The Lender shall have received, in form and substance satisfactory to it, results of such Lien searches as it shall reasonably request, and evidence that all filings, registrations and recordings have been made in the appropriate governmental offices, and all other action has been taken, which shall be necessary to create, in favor of the Lender, a perfected first priority Lien on the Collateral, subject only to Permitted Liens.

(d) ADDITIONAL CLOSING DOCUMENTS. The Lender shall have received the following, in form and substance satisfactory to it: (i) evidence that all
     (A) authorizations or approvals of any governmental agency or authority, and (B) approvals or consents of any other Person, required in connection with the execution, delivery and performance of the Loan Documents shall have been obtained; and (ii) a certificate of the Secretary or other appropriate officer of the Company, dated the Closing Date, certifying (A) copies of the articles or certificate of incorporation, and bylaws, of the Company and the resolutions and other actions taken or adopted by the Company authorizing the execution, delivery and performance of the Loan Documents, and (B) the incumbency, authority and signatures of each officer of the Company authorized to execute and deliver the Loan Documents and act with respect thereto.

(e) LEGAL OPINION. The Lender shall have received an opinion of legal counsel to the Company dated the Closing Date, in the form attached hereto as EXHIBIT B.

(f) INITIAL BRIDGE LOAN WARRANTS. The Company shall have delivered to the Lender a duly executed Initial Bridge Loan Warrants, in the form attached hereto as EXHIBIT A.

(g) AMENDMENT TO INVESTORS RIGHTS AGREEMENT. The Company and the Investors shall have entered into the First Amendment to the Investors Rights' Agreement, in substantially the form attached hereto as EXHIBIT C.

(h) PERMIT. All evidences of indebtedness issued by the Company pursuant to (and including) this Agreement shall have been qualified by permit filed with and approved by the California Department of Corporations pursuant to
     Section 25113 of the California Corporations Code.

SECTION 3.02 CONDITIONS PRECEDENT TO ALL LOANS. The obligation of the Lender to make each Initial Loan (and to the extent that the Lender has agreed in its sole discretion in writing after the Closing Date to make Additional Loans, the obligation of the Lender to make Additional Loans provided for in such writing) shall be subject to the satisfaction of each of the following conditions precedent:

(a) NOTICE. The Company shall have given its notice of borrowing as provided in Section 2.02.

(b) MATERIAL ADVERSE EFFECT. On and as of the date of such Loan, there shall have occurred no change or event since the date of this Agreement (in the case of the initial Loan) or the date of the most recent borrowing (in the case of any subsequent Loan), as the case may be, that has or could reasonably be expected to have a Material Adverse Effect.

(c) NO DEFAULT. On the date of such Loan, both before and after giving effect thereto and to the application of proceeds therefrom, no material Default shall have occurred and be continuing or shall result from the making of such Loan. The giving of any notice of borrowing and the acceptance by the Company of the proceeds of each Loan made on or following the Closing Date shall each be deemed a certification to the Lender that on and as of the date of such Loan no material Default shall have occurred or shall result from the making of the Loan.

(d) ADDITIONAL DOCUMENTS. The Lender shall have received, in form and substance satisfactory to it, such additional approvals, opinions, documents and other information as the Lender may reasonably request, including in the case of any Additional Loans, the Additional Bridge Loan Warrants to be issued to Lender pursuant to Section 2.12.

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

SECTION 4.01 REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to the Lender that, except as set forth in the Disclosure Letter:

(a) ORGANIZATION AND POWERS. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California, and has all requisite power and authority to execute, deliver and perform its obligations under the Loan Documents. The Company is qualified to do business and is in good standing in each jurisdiction in which the failure so to qualify or be in good standing would result in a Material Adverse Effect and has all requisite power and authority to own its assets and carry on its business.

(b) AUTHORIZATION; NO CONFLICT. The execution, delivery and performance by the Company of the Loan Documents have been duly authorized by all necessary corporate action of the Company and do not and will not (i) result in a violation of the Company's Articles of Incorporation or Bylaws,
     (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which the Company or any of its properties is subject, or result in a violation of any material law, rule, regulation, order, judgment or decree (including U.S. federal and state securities laws and regulations) applicable to the Company or by which any property or asset of the Company is bound or affected, or (iii) except as contemplated by this Agreement, result in, or require, the creation or imposition of any Lien upon or with respect to any of the properties, assets or revenues of the Company. The Company is not in violation of its Articles of Incorporation, Bylaws or other organizational documents, or of any judgment, order, writ, decree, law, rule or regulation to which the Company or its properties is subject in any material respect. The Company is not in default (and no event has occurred which, with notice or lapse of time or both, would put the Company in default) under, nor has there occurred any event giving others (with notice or lapse of time or both) any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which the Company is a party or any of its properties is subject in any material respect.

(c) BINDING OBLIGATION. The Loan Documents constitute, or when delivered under this Agreement, will constitute, legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(d) CONSENTS. No authorization, consent, approval, license, exemption of, or filing or registration with, any governmental agency or authority, or approval or consent of any other

     Person, is required for the due execution, delivery or performance by the Company of any of the Loan Documents, except for such approvals as have been obtained or as set forth in SCHEDULE 2 hereto.

(e) LITIGATION. There is no action, suit, proceeding or investigation pending, or to the Company's knowledge, currently threatened against the Company, except as which individually or in the aggregate would not have a Material Adverse Effect. The Company is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. Except as set forth on the Disclosure Letter, there is no material action, suit, proceeding or investigation by the Company currently pending or that the Company intends to initiate.

(f) PATENTS AND TRADEMARKS. The Company owns or licenses from another person all inventions, patents, patent rights, computer software, trademarks, trademark rights, service marks, service mark rights, trade names, trade name rights and copyrights (collectively, the "Intellectual Property") necessary for its business without any conflict with or infringement of the valid rights of others and the lack of which could materially and adversely affect the operations or condition, financial or otherwise, of the Company, and the Company has not received any notice of infringement upon or conflict with the asserted rights of others. The Disclosure Letter contains a complete list of all such patents, patent rights, registered trademarks, registered service marks, registered copyrights, all agreements related to the foregoing, and all agreements pursuant to which the Company licenses Intellectual Property from or to a third party (excluding "shrink wrap" license agreements relating solely to off the shelf software which is not material to the Company's business). All such Intellectual Property owned by the Company is owned free and clear of all liens, adverse claims, encumbrances, or restrictions, except for restrictions contained in the terms of the licenses listed in the Disclosure Letter. All such Intellectual Property licensed by the Company is the subject of a license agreement which is legal, valid, binding and enforceable and in full force and effect. The consummation of the transactions contemplated hereby will not result in the termination or impairment of the Company's ownership of, or right to use, any Intellectual Property. The Company has a valuable body of trade secrets, including know-how, concepts, business plans, and other technical data (the "Proprietary Information") for the development, manufacture and sale of its products. The Company has the right to use the Proprietary Information free and clear of any material rights, liens, encumbrances or claims of others. The Company is not aware, after reasonable investigation, that any of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of his or her best efforts to promote the interests of the Company or that would conflict with the Company's business in any material respect.

(g) TITLE TO PROPERTIES; LIENS. The Company has good and marketable title to, or valid and subsisting leasehold interests in, its properties and assets, including all property forming a part of the Collateral, in all material respects, and there is no Lien upon or with respect to any of such properties or assets, including any of the Collateral, except for Permitted Liens.

(h) SEC DOCUMENTS AND FINANCIAL STATEMENTS. Since January 1, 1997, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the Securities and Exchange Commission ("SEC") pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (all of the foregoing and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein, with amendments read together with underlying documents, are referred to herein as the "SEC Documents"). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with U.S. generally accepted accounting principles, consistently applied, during the periods involved and fairly and accurately present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as set forth in the most recent balance sheet provided to the Lender or the Disclosure Schedule, the Company has no liabilities, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to the date of such financial statements and (ii) obligations under contracts and commitments incurred in the ordinary course of business and not required under generally accepted accounting principles to be reflected in such financial statements, which, individually or in the aggregate, are not material to the financial condition or operating results of the Company. Except as disclosed in such financial statements, the Company is not a guarantor or indemnitor of any indebtedness of any other person, firm or corporation.

(i) WARRANTS. The Bridge Loan Warrants is duly authorized and, upon issuance in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable, and will be free of liens, claims, encumbrances and restrictions on transfer, other than restrictions on transfer under applicable state and federal securities laws or as set forth therein. The shares of Class A Common Stock issuable upon exercise of the Bridge Loan Warrants and upon exercise of the Conversion Rights are duly authorized and reserved for issuance, and, upon exercise of the Bridge Loan Warrants or the Conversion Rights, as the case may be, in accordance with the terms thereof, will be validly issued, fully paid and nonassessable, and will be free of liens, claims, encumbrances and restrictions on transfer, other than restrictions on transfer under applicable state and federal securities laws or as set forth therein.

(j) TAX RETURNS. The Company has timely filed all tax returns (federal, state and local) required to be filed by it and such tax returns are true and correct in all material respects. In addition, (i) the Company has not requested any extension of time within which to file any tax returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any taxes are pending or outstanding, (ii) no claim for taxes has become a lien against the property of the Company or is being asserted against the Company other than liens for taxes not yet due and payable, (iii) no audit of any tax return of the Company is being conducted by a tax authority, (iv) no extension of the statute of limitations on the assessment of any taxes has been granted to, by or applied for by, the Company and is currently in effect, and (v) there is no agreement, contract or arrangement to which the Company is a party that may result in the payment of any amount that would not be deductible by reason of Sections 280G, 162 or 404 of the Internal Revenue Code.

(k) PERMITS. The Company has all material franchises, permits, licenses and any similar authority necessary for the conduct of its business ("Permits"). The Company is not in default in any material respect under any of such Permits.

(l) ENVIRONMENTAL AND SAFETY LAWS. The Company is not in violation of any applicable material statute, law or regulation relating to the environment or occupational health and safety, and no material expenditures are or will be required in order to comply with any such existing statute, law or regulation.

SECTION 4.02 REPRESENTATIONS AND WARRANTIES OF THE LENDER. The Lender represents and warrants to the Company that:

(a) INVESTMENT REPRESENTATIONS. The Lender: (i) will acquire the Note, Bridge Loan Warrants and shares underlying the Bridge Loan Warrants for its own account for investment and not with a view to any resale or other distribution (other than to affiliates) of the Note in a transaction constituting a public offering or otherwise requiring registration under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or in a transaction that would result in noncompliance with applicable state securities laws; (ii) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and the risks of its acquisition of the Note, the Bridge Loan Warrants (and shares underlying the Bridge Loan Warrant) and credit extensions to the Company,
     (iii) is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, and (iv) understands that the Note, the Bridge Loan Warrant and the shares underlying the Bridge Loan Warrant have not been registered under the Securities Act or any state securities laws.

(b) ORGANIZATION AND POWERS. The Lender is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite power and authority to execute, deliver and perform its obligations under this Agreement.

(c) AUTHORIZATION; BINDING OBLIGATION. The execution, delivery and performance by the Lender of this Agreement has been duly authorized by all necessary organizational action of the Lender. This Agreement constitutes a legal, valid and binding obligation of the Lender, enforceable against the Lender in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(d) FINANCIAL CAPACITY. The Lender has access to adequate capital to enable it to satisfy its obligations to make the Loan contemplated hereby.

                                    ARTICLE V

                                    COVENANTS

SECTION 5.01 REPORTING COVENANTS. So long as any of the Obligations shall remain unpaid or the Lender shall have any Commitment, the Company agrees that:

(a)      FINANCIAL STATEMENTS AND OTHER REPORTS. The Company will furnish to the
     Lender: (i) on Monday of each week, a statement of cash flow for the prior week and projected cash flow for the following two weeks; (ii) as soon as available and in any event within 10 days after the end of a month, monthly agings (aged from invoice date) of accounts receivable, payables reports, and unaudited financial statements (including a balance sheet, income statement and statement of cash flows) with respect to that month prepared on a basis consistent with such statements prepared in prior months and otherwise in accordance with GAAP and certified by a Responsible Officer as being prepared in accordance with GAAP; and (iii) as soon as available and in any event within 45 days after the end of each fiscal quarter, its quarterly consolidated and, if requested by the Lender, consolidating financial statements (including a balance sheet, income statement and statement of cash flows), prepared in accordance with GAAP, together with a certificate of a Responsible Officer of the Company stating that such financial statements fairly present in all material respects the financial condition of the Company as at such date and the results of operations of the Company for the period ended on such date and have been prepared in accordance with GAAP, subject to changes resulting from normal, year-end audit adjustments and except for the absence of notes.

(b) ADDITIONAL INFORMATION. The Company will furnish to the Lender: (i) promptly after the Company has knowledge or becomes aware thereof, notice of the occurrence of any Default; (ii) prompt written notice of all actions, suits and proceedings before any governmental agency or authority or arbitrator pending, or to the best of the Company's knowledge, threatened against or affecting the Company; (iii) prompt written notice of any other condition or event which has resulted, or that could reasonably be expected to result, in a Material Adverse Effect; (iv) promptly after the same are released, copies of all press releases; (v) promptly after the giving, sending or filing thereof, copies of all reports and financial information, if any, which the Company sends to the holders of its capital stock or other securities, and the holders, if any, of any other Indebtedness, and of all reports or filings, if any, by the Company with the Securities and Exchange Commission or any national securities exchange; and (vi) such other information respecting the operations, properties, business or condition (financial or otherwise) of the Company (including with respect to the Collateral) as the Lender may from time to time reasonably request. Each notice pursuant to clauses (i) through (iii) of this subsection (b) shall be accompanied by a written statement by a Responsible Officer of the Company setting forth details of the occurrence referred to therein.

(c) CERTAIN CONTRACTS. Upon the Lender's reasonable request, and at least twice monthly after the date of this Agreement, the Company shall provide reports to the Lender concerning the status of all programs with major customers, in such detail as Lender may reasonably request.

SECTION 5.02 AFFIRMATIVE COVENANTS. So long as any of the Obligations shall remain unpaid or the Lender shall have any Commitment, the Company agrees that:

(a) PRESERVATION OF EXISTENCE, ETC. The Company will maintain and preserve its corporate existence, its rights to transact business and all other material rights, franchises and privileges necessary or desirable in the normal course of its business and operations and the ownership of its properties, except in connection with any transactions expressly permitted by Section 5.03.

(b) PAYMENT OF TAXES, ETC. The Company will pay and discharge all taxes, fees, assessments and governmental charges or levies imposed upon it or upon its properties or assets prior to the date on which penalties attach thereto, and all lawful claims for labor, materials and supplies which, if unpaid, might become a Lien upon any properties or assets of the Company prior to the date on which penalties attach thereto except to the extent such taxes, fees, assessments or governmental charges or levies, or such claims, are being contested in good faith by appropriate proceedings and are adequately reserved against in accordance with GAAP.

(c) MAINTENANCE OF INSURANCE. The Company will carry and maintain in full force and effect, at its own expense and with financially sound and reputable insurance companies, insurance in such amounts, with such deductibles and covering such risks as is is consistent with the Company's past practices.

(d) KEEPING OF RECORDS AND BOOKS OF ACCOUNT. The Company will keep adequate records and books of account to permit preparation of financial statements in accordance with GAAP.

(e) INSPECTION RIGHTS. The Company will at any reasonable time during regular business hours and from time to time permit the Lender or any of its agents or representatives to visit and inspect any of the properties of the Company and to examine the records and books of account of the Company, and to discuss the business affairs, finances and accounts of the Company with any of the officers, employees or accountants of the Company, provided that the Company may designate one or more individuals who will be present during such discussions.

(f) COMPLIANCE WITH LAWS. The Company will comply in all material respects with the requirements of all applicable laws, rules, regulations and orders of any governmental agency or authority, including all Environmental Laws.

(g) MAINTENANCE OF PROPERTIES, ETC. The Company will maintain and preserve all of its material properties necessary or useful in the proper conduct of its business in good working order and condition in accordance with the general practice of other corporations of similar character and size, ordinary wear and tear excepted.

(h) LICENSES. The Company will obtain and maintain all licenses, authorizations, consents, filings, exemptions, registrations and other governmental approvals of any governmental agency or authority necessary in connection with the execution, delivery and performance of the Loan Documents, the consummation of the transactions therein contemplated or the operation and conduct of its business and ownership of its properties, except where the failure to do so would not have a Material Adverse Effect.

(i) USE OF PROCEEDS. The Company will use the proceeds of the Loans for its general corporate purposes.

(j       FURTHER ASSURANCES AND ADDITIONAL ACTS. The Company will execute, acknowledge, deliver, file, notarize and register at its own expense all such further agreements, instruments, certificates, documents and assurances and perform such acts as the Lender shall deem necessary or appropriate to effectuate the purposes of the Loan Documents, and promptly provide the Lender with evidence of the foregoing satisfactory in form and substance to the Lender.

SECTION 5.03 NEGATIVE COVENANTS. So long as any of the Obligations shall remain unpaid or the Lender shall have any Commitment, the Company agrees that without the consent of Lender, which consent will not be unreasonably withheld:

(a) LIENS; NEGATIVE PLEDGES. (i) The Company will not create, incur, assume or suffer to exist any Lien upon or with respect to any of its properties, revenues or assets, whether now owned or hereafter acquired, other than Permitted Liens. (ii) The Company will not enter into any agreement (other than this Agreement or any other Loan Document) prohibiting the creation or assumption of any Lien upon any of its properties, revenues or assets, whether now owned or hereafter acquired.

(b) CHANGE IN NATURE OF BUSINESS. The Company will not engage in any material line of business substantially different from those lines of business carried on by it at the date hereof.

(c) RESTRICTIONS ON FUNDAMENTAL CHANGES. The Company will not merge with or consolidate into, or acquire all or substantially all of the assets of, any Person, or sell, transfer, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets.

(d) SALES OF ASSETS. The Company will not sell, lease, transfer, or otherwise dispose of, or part with control of (whether in one transaction or a series of transactions) any assets (including any shares of stock in any other Person), except: (i) sales or other dispositions of inventory, and the license, sublicense and grant of distribution and similar rights, in the ordinary course of business; (ii) sales or other dispositions of assets in the ordinary course of business which have become worn out or obsolete or which are promptly being replaced; or (iii) sales or other dispositions of assets (other than accounts receivable) outside the ordinary course of business not exceeding in the aggregate $25,000 in any fiscal year.

(e) DISTRIBUTIONS. The Company will not declare or pay any dividends in respect of the Company's capital stock, or purchase, redeem, retire or otherwise acquire for value any of its capital stock now or hereafter outstanding, return any capital to its shareholders as such, except that the Company may: (A) declare and deliver dividends and distributions payable only in common stock of the Company; and (B) purchase, redeem, retire, or otherwise acquire shares of its capital stock with the proceeds received from a substantially concurrent issue of new shares of its capital stock.

(f) LOANS AND INVESTMENTS. The Company will not purchase or otherwise acquire the capital stock, assets (constituting a business unit), obligations or other securities of or any interest in any Person, or otherwise extend any credit to or make any additional investments in any Person, other than in connection with: (i) extensions of credit in the nature of accounts receivable or notes receivable arising from the sales of goods or services in the ordinary course of business; and (ii) short term, investment grade money market instruments, in accordance with the Company's usual and customary treasury management policies.

(g) TRANSACTIONS WITH RELATED PARTIES. The Company will not enter into any transaction, including the purchase, sale or exchange of property or the rendering of any services, with any Affiliate, any officer or director thereof or any Person which beneficially owns or holds 5% or more of the equity securities, or 5% or more of the equity interest, thereof (a "Related Party"), or enter into, assume or suffer to exist, any employment or consulting contract with any Related Party, except a transaction or contract which is in the ordinary course of the Company's business and which is upon fair and reasonable terms not less favorable to the Company than it would obtain in a comparable arm's length transaction with a Person not a Related Party.

SECTION 5.04 CONFIDENTIALITY. The Lender will hold in confidence all, and not disclose to others for any reason whatsoever any, non-public information received by it from the Company in connection with this Agreement, except that the Lender may provide such confidential information in response to legal process or applicable governmental regulations provided that the Lender forthwith notifies the Company of its obligation to provide such confidential information and fully cooperates with the Company to protect the confidentiality of such information.

                                   ARTICLE VI

                                EVENTS OF DEFAULT

SECTION 6.01 EVENTS OF DEFAULT. Any of the following events which shall occur shall constitute an "Event of Default":

(a) PAYMENTS. The Company shall fail to pay when due any amount of principal of, or interest on, any Loan or Note, or any fee or other amount payable under any of the Loan Documents.

(b) REPRESENTATIONS AND WARRANTIES. Any representation or warranty by the Company under or in connection with the Loan Documents shall prove to have been incorrect in any material respect when made or deemed made.

(c) FAILURE BY COMPANY TO PERFORM CERTAIN COVENANTS. The Company shall fail to perform or observe any term, covenant or agreement contained in
     Section 5.03 or Subsections (a) or (i) of Section 5.02.

(d) FAILURE BY COMPANY TO PERFORM OTHER COVENANTS. The Company shall fail to perform or observe any term, covenant or agreement, other than those specified in Section 6.01(c), contained in any Loan Document on its part to be performed or observed, and any such failure shall continue for a period of 10 days from the occurrence thereof (unless the Lender determines that such failure is not capable of remedy).

(e) INSOLVENCY. (i) The Company shall (A) make a general assignment for the benefit of creditors or (B) be dissolved, liquidated, wound up or cease its corporate existence; or (ii) the Company (A) shall file a voluntary petition in bankruptcy or a petition or answer seeking reorganization, to effect a plan or other arrangement with creditors or any other relief under the Bankruptcy Reform Act of 1978 (the "Bankruptcy Code") or under any other state or federal law relating to bankruptcy or reorganization granting relief to debtors, whether now or hereafter in effect, or (B) shall file an answer admitting the jurisdiction of the court and the material allegations of any involuntary petition filed against the Company pursuant to the Bankruptcy Code or any such other state or federal law; or
     (iii) the Company shall be adjudicated a bankrupt, or shall make an assignment for the benefit of creditors, or shall apply for or consent to the appointment of any custodian, receiver or trustee for all or any substantial part of the Company's property, or shall take any action to authorize any of the actions or events set forth above in this subsection; or (iv) an involuntary petition seeking any of the relief specified in this subsection shall be filed against the Company and not dismissed within 60 days; or (v) any order for relief shall be entered against the Company, in any involuntary proceeding under the Bankruptcy Code or any such other state or federal law referred to in this subsection.

(f) DISSOLUTION, ETC. The Company shall (i) liquidate, wind up or dissolve (or suffer any liquidation, wind-up or dissolution), (ii) discontinue its operations, or (iii) take any corporate action to authorize any of the actions or events set forth above in this subsection (f).

(g) JUDGMENTS. (i) A final judgment or order for the payment of money in excess of $50,000 (or its equivalent in another currency) which is not fully covered by third-party insurance shall be rendered against the Company (or its equivalent in another currency); or (ii) any non-monetary judgment or order shall be rendered against the Company which has or would reasonably be expected to have a Material Adverse Effect; and in each case there shall be any period of 15 consecutive days during which such judgment continues unsatisfied or during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect.

(h) MATERIAL ADVERSE EFFECT. Any circumstance, condition, or event shall have occurred which has or could reasonably be expected to have a Material Adverse Effect.

(i) COLLATERAL DOCUMENTS. Any "Event of Default" as defined in the Collateral Documents shall have occurred; or any of the Collateral Documents after delivery thereof shall for any reason be revoked or invalidated, or otherwise cease to be in full force and effect, or the Company or any other Person shall contest in any manner the validity or enforceability thereof, or the Company or any other Person shall deny that it has any further liability or obligation thereunder; or any of the Collateral Documents for any reason, except to the extent permitted by the terms thereof, shall cease to create a valid and perfected first priority Lien subject only to Permitted Liens in any of the Collateral purported to be covered thereby.

SECTION 6.02 EFFECT OF EVENT OF DEFAULT. If any Event of Default shall occur, the Lender may, by notice to the Company, declare the Commitment to be terminated, whereupon the same shall forthwith terminate. If any Event of Default under Section 6.01(e) shall occur, the Lender may declare the entire unpaid principal amount of the Loans and the Note, all interest accrued and unpaid thereon and all other Obligations to be forthwith due and payable, whereupon the Loans and the Note, all such accrued interest and all such other Obligations shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Company. In addition, if any Event of Default under Section 6.01(a) or Section 6.01(e) shall occur, the Lender may exercise any or all of the Lender's rights and remedies under the Collateral Documents and proceed to enforce all other rights and remedies available to the Lender under the Loan Documents and applicable law.

                                  ARTICLE VII

                                  MISCELLANEOUS

SECTION 7.01 AMENDMENTS AND WAIVERS. No amendment to any provision of the Loan Documents shall be effective unless it is in writing and has been signed by the Lender and the Company, and no waiver of any provision of any Loan Document, or consent to any departure by the Company therefrom, shall be effective unless it is in writing and has been signed by the Lender. Any such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

SECTION 7.02 NOTICES. All notices and other communications provided for hereunder and under the other Loan Documents shall, unless otherwise stated herein, be in writing (including by facsimile transmission) and mailed, sent or delivered to the respective parties hereto at or to their respective addresses or facsimile numbers set forth below their names on the signature pages hereof, or at or to such other address or facsimile number as shall be designated by any party in a written notice to the other party hereto. All such notices and communications shall be effective (i) if delivered by hand, when delivered; (ii) if sent by mail, upon the earlier of the date of receipt or five Business Days after deposit in the mail, first class, postage prepaid; and (iii) if sent by facsimile transmission, when sent; PROVIDED, HOWEVER, that notices and communications to the Lender pursuant to Article II shall not be effective until received.

SECTION 7.03 NO WAIVER; CUMULATIVE REMEDIES. No failure on the part of the Lender to exercise, no delay in exercising, and no course of dealing with respect to, any right, remedy, power or privilege under any Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, remedy, power or privilege preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights and remedies under the Loan Documents are cumulative and not exclusive of any rights, remedies, powers and privileges that may otherwise be available to the Lender.

SECTION 7.04      COSTS AND EXPENSES; INDEMNITY.

(a) COSTS AND EXPENSES. The Company agrees to pay on demand: (i) the reasonable out-of-pocket costs and expenses of the Lender and any of its Affiliates, and the reasonable fees and disbursements of counsel to the Lender and its Affiliates, in connection with the negotiation, preparation, execution, delivery and administration of the Loan Documents and any amendments, modifications or waivers of the terms thereof and (ii) all reasonable costs and expenses of the Lender and its Affiliates, and fees and disbursements of counsel, in connection with (A) any Default, (B) the enforcement or attempted enforcement of, and preservation of any rights or interests under, the Loan Documents, (C) any out-of-court workout or other refinancing or restructuring or any bankruptcy or insolvency case or proceeding, and (D) the preservation of and realization upon any of the Collateral.

(b) INDEMNIFICATION. Whether or not the transactions contemplated hereby shall be consummated, the Company hereby agrees to indemnify the Lender, any Affiliate thereof and their respective directors, officers, employees, agents, counsel and other advisors (each an "Indemnified Person") against, and hold each of them harmless from, any and all liabilities, obligations, losses, claims, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever, including the reasonable fees and disbursements of counsel to an Indemnified Person, which may be imposed on, incurred by, or asserted against any Indemnified Person, (i) in any way relating to or arising out of any of the Loan Documents, the use or intended use of the proceeds of the Loans or the transactions contemplated hereby or thereby, (ii) with respect to any investigation, litigation or other proceeding relating to any of the foregoing, irrespective of whether the Indemnified Person shall be designated a party thereto, or (iii) in any way relating to or arising out of the use, generation, manufacture, installation, treatment, storage or presence, or the spillage, leakage, leaching, migration, dumping, deposit, discharge, disposal or release, at any time, of any Hazardous Substances on, under, at or from any properties of the Company, including any personal injury or property damage suffered by any Person, and any investigation, site assessment, environmental audit, feasibility study, monitoring, clean-up, removal, containment, restoration, remedial response or remedial work undertaken by or on behalf of the any Indemnified Person at any time, voluntarily or involuntarily, with respect to the Premises (the "Indemnified Liabilities"); PROVIDED that the Company shall not be liable to any Indemnified Person for any portion of such Indemnified Liabilities to the extent they are found by a final decision of a court of competent jurisdiction to have resulted from such Indemnified Person's gross negligence or willful misconduct. If and to the extent that the foregoing indemnification is for any reason held unenforceable, the Company agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

SECTION 7.05 SURVIVAL. All covenants, agreements, representations and warranties made in any Loan Documents shall, except to the extent otherwise provided therein, survive the execution and delivery of this Agreement, the making of the Loans and the execution and delivery of the Note, and shall continue in full force and effect so long as the Lender has any Commitment, any Loans remain outstanding or any other Obligations remain unpaid or any obligation to perform any other act hereunder or under any other Loan Document remains unsatisfied. Without limiting the generality of the foregoing, the obligations of the Company under Section 7.04, and all similar obligations under the other Loan Documents (including all obligations to pay costs and expenses and all indemnity obligations), shall survive the repayment of the Loans and the termination of the Commitments.

SECTION 7.06 BENEFITS OF AGREEMENT. The Loan Documents are entered into for the sole protection and benefit of the parties hereto and their successors and assigns, and no other Person shall be a direct or indirect beneficiary of, or shall have any direct or indirect cause of action or claim in connection with, any Loan Document.

SECTION 7.07 BINDING EFFECT; ASSIGNMENT. This Agreement shall become effective when it shall have been executed by the Company and the Lender and thereafter shall be binding upon, inure to the benefit of and be enforceable by the Company, the Lender and their respective successors and assigns. The Company shall not have the right to assign its rights and obligations hereunder or under the other Loan Documents or any interest herein or therein without the prior written consent of the Lender. The Lender reserves the right to sell, assign, transfer or grant participations in all or any portion of the Lender's rights and obligations hereunder and under the other Loan Documents (i) to one or more Affiliates of the Lender and/or (ii) with the prior consent of the Company (which consent shall not be unreasonably withheld) to any other Person. In the event of any such assignment, the assignee shall be deemed a "Lender" for all purposes of the Loan Documents with respect to the rights and obligations assigned to it, and the obligations of the Lender so assigned shall thereupon terminate. The Company shall, from time to time upon request of the Lender, enter into such amendments to the Loan Documents and execute and deliver such other documents as shall be necessary to effect any such grant or assignment. The Company agrees that in connection with any such grant or assignment, the Lender may deliver to the prospective participant or assignee financial statements and other relevant information relating to the Company (subject to such Person entering into a confidentiality agreement with the Company on terms reasonably satisfactory to the Company).

SECTION 7.08 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF CALIFORNIA.

SECTION 7.09 WAIVER OF JURY TRIAL. THE COMPANY AND THE LENDER EACH WAIVE THEIR RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE OTHER LOAN DOCUMENTS, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY OF THE PARTIES AGAINST ANY OTHER PARTY OR PARTIES, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS, OR OTHERWISE. THE COMPANY AND THE LENDER EACH AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS OR ANY PROVISION HEREOF OR THEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS.

SECTION 7.10 ENTIRE AGREEMENT. The Loan Documents reflect the entire agreement between the Company and the Lender with respect to the matters set forth herein and therein and supersede any prior agreements, commitments, drafts, communication, discussions and understandings, oral or written, with respect thereto.

SECTION 7.11 SEVERABILITY. Whenever possible, each provision of the Loan Documents shall be interpreted in such manner as to be effective and valid under all applicable laws and regulations. If, however, any provision of any of the Loan Documents shall be prohibited by or invalid under any such law or regulation in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such law or regulation, or, if for any reason it is not deemed so modified, it shall be ineffective and invalid only to the extent of such prohibition or invalidity without affecting the remaining provisions of such Loan Document, or the validity or effectiveness of such provision in any other jurisdiction.

SECTION 7.12 COUNTERPARTS. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Credit Agreement, as of the date first above written.

                                                   THE COMPANY

                                                   AMERIGON INCORPORATED, a
                                                   California corporation

                                                   By:  /s/  Richard A. Weisbart



                                                   THE LENDER

                                                   BIG STAR INVESTMENTS LLC



                                                   By:    /s/   Alan B. Sellers

                                    EXHIBIT 3
                                    ---------

                              BRIDGE LOAN AGREEMENT





                               BRIDGE LOAN WARRANT

THIS SECURITY AND ANY SHARES ISSUED UPON EXERCISE OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS THE APPLICABLE SECURITY HAS BEEN REGISTERED UNDER THE ACT AND SUCH LAWS OR (1) REGISTRATION UNDER SUCH LAWS IS NOT REQUIRED AND (2) AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY IS FURNISHED TO THE COMPANY TO THE EFFECT THAT REGISTRATION UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED.

                              AMERIGON INCORPORATED

                        WARRANT TO PURCHASE COMMON STOCK

                  This Warrant (the "Warrant") represents and certifies that, for value received, Big Star Investments LLC, a Delaware limited liability company (the "Holder") is entitled to subscribe for and purchase shares (subject to adjustment from time to time pursuant to the provisions of Section 5 hereof) of fully paid and nonassessable Class A Common Stock of Amerigon Incorporated, a California corporation (the "Company"), of an amount up to 10% of the principal amount of the Loans (as defined below) divided by the relevant Exercise Price (as defined below) at the relevant Exercise Price specified in Section 2 hereof, as such price may be adjusted from time to time pursuant to Section 5 hereof, subject to the provisions and upon the terms and conditions hereinafter set forth.

                  As used herein, the term "Loans" shall mean the $1.5 million bridge facility (the "Initial Loans") to be advanced to Company by Holder pursuant to the Credit Agreement, dated as of March 16, 2000, between the Company and the Holder (as amended or modified from time to time, the "Credit Agreement") and, in the event the Holder makes or commits to make in its sole discretion additional advances thereunder of up to an aggregate of $2.5 million in principal amount of additional loans under the Credit Agreement (the "Additional Loans"), shall also mean such principal amount of Additional Loans. The date (if any) on which the Holder makes any Initial Loan or any Additional Loan is referred to herein as a "Loan Date."

                  As used herein, the term "Class A Common Stock" shall mean the Company's presently authorized Class A Common Stock, no par value, and any stock into or for which such Common Stock may hereafter be converted or exchanged.

                  As used herein, the term "Exercise Price" shall mean, with respect to the portion of this Warrant that is allocable to any Loan, the Market Price of the Class A Common Stock as of the Loan Date of such Loan, provided that the Exercise Price shall be subject to adjustment as provided in Section 5 hereof.

                  As used herein, the term "Market Price of the Class A Common Stock" shall have the meaning set forth in Section 3(b) hereof.

1.       TERM OF WARRANT.

a. TERM. The purchase right represented by this Warrant is exercisable, in whole or in part, at any time during a period beginning on the date hereof and ending five years after such date, but shall not be exercisable as to the portion of this Warrant allowable to any Loans unless the Loan Date with respect thereto has occurred.

2.       EXERCISE PRICE.

                  The Exercise Price shall be as provided in the definition of Exercise Price, subject to adjustment from time to time pursuant to the provisions of Section 5 hereof.

3.       METHOD OF EXERCISE OR CONVERSION; PAYMENT; ISSUANCE OF NEW WARRANT.

a. EXERCISE. Subject to Section 1 hereof, the purchase right represented by this Warrant may be exercised by the Holder, in whole or in part, by the surrender of this Warrant (with the notice of exercise form attached hereto as EXHIBIT 1 duly executed) at the principal office of the Company and by the payment to the Company, by cashier's check or wire transfer, of an amount equal to the then applicable Exercise Price per share multiplied by the number of shares then being purchased. The Company agrees that the shares so purchased shall be deemed to be issued to the Holder as the record owner of such shares as of the close of business on the date on which this Warrant shall have been surrendered and payment made for such shares as aforesaid. In the event of any exercise of this Warrant, certificates for the shares of stock so purchased shall be delivered to the Holder within 15 business days thereafter and, unless this Warrant has been fully exercised or expired, a new Warrant representing the portion of the shares, if any, with respect to which this Warrant shall not then have been exercised, shall also be issued to the Holder within such 15 business day period.

b. CONVERSION. Subject to Section 1 hereof, the Holder may convert this Warrant (the "Conversion Right"), in whole or in part, into the number of shares (less the number of shares which have been previously exercised or as to which the Conversion Right has been previously exercised) calculated pursuant to the following formula by surrendering this Warrant (with the notice of exercise form attached hereto as EXHIBIT 1 duly executed) at the principal office of the Company specifying the number of shares the rights to purchase which the Holder desires to convert:

                                                          X =   Y
                                                             -------
                                                                B

where:                     X =     the number of shares of Class A Common
                                   Stock to be issued to the Holder;

                           Y =     10% of the Principal Amount of the Loans; and

                           B = the Exercise Price, as such price may be adjusted from time to time pursuant to Section 5 hereof



                  For purposes hereof, the "Market Price of the Class A Common Stock," with respect to the portion of this Warrant allocable to a particular Loan, shall be (i) the average closing bid price of the Class A Common Stock, for ten (10) consecutive business days ending on the Loan Date of such Loan, as reported by Nasdaq, if the Class A Common Stock is traded on the Nasdaq SmallCap Market, or (ii) the average last reported sale price of the Class A Common Stock, for ten (10) consecutive business days ending on such applicable Loan Date, as reported by the primary exchange on which the Class A Common Stock is traded, if the Class A Common Stock is traded on a national securities exchange, or by Nasdaq, if the Class A Common Stock is traded on the Nasdaq National Market.

                  The Company agrees that the shares so converted shall be deemed issued to the Holder as the record owner of such shares as of the close of business on the date on which this Warrant shall have been surrendered as aforesaid. In the event of any conversion of this Warrant, certificates for the shares of stock so converted shall be delivered to the holder hereof within 15 business days thereafter and, unless this Warrant has been fully converted or expired, a new Warrant representing the portion of the shares, if any, with respect to which this Warrant shall not then have been converted, shall also be issued to the holder hereof within such 15-day period.

4.       STOCK FULLY PAID; RESERVATION OF SHARES.

                  All Class A Common Stock which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be fully paid and nonassessable, and free from all United States taxes, liens and charges with respect to the issue thereof. During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized, and reserved for the purpose of the issuance upon exercise of the purchase rights evidenced by this Warrant, a sufficient number of shares of its Class A Common Stock to provide for the exercise of the rights represented by this Warrant.

5.       ADJUSTMENT OF PURCHASE PRICE AND NUMBER OF SHARES.

a. ADDITIONAL SHARES. In the event that the Company shall issue additional shares of Class A Common Stock, or other securities exchangeable for, exercisable for, or convertible into additional shares of Class A Common Stock, in each case in an equity offering in excess of $5 million, for consideration per share less than the Exercise Price relating to a portion of this Warrant allocable to a particular Loan on the date of and immediately prior to any such issue, then and in such event, the per share Exercise Price relating to the portion of this Warrant allocable to such Loan shall be reduced concurrently with such issuance or sale, to a price equal to the consideration per share of such issuance; provided that such Exercise Price shall not be so reduced at such time if the amount of such reduction would be an amount less than $0.01, but any such amount shall be carried forward and reduction with respect thereto made at the time of and together with any subsequent reduction which, together with such amount and any other amount or amounts so carried forward, shall aggregate $0.01 or more. No adjustment in the Exercise Price shall be made on account of (i) the grant of options exercisable for, or sales of, Class A Common Stock pursuant to employee benefit plans previously approved by the Company's shareholders,
     (ii) the issuance of stock, warrants or other securities or rights to persons or entities with which the Company has business relationships provided such issuances are for other than primarily equity financing purposes and provided that (x) any such issuance does not exceed 2% of the then outstanding Class A Common Stock of the Company (assuming full conversion and exercise of all convertible and exercisable securities) and
     (y) the aggregate of all such issuances since the date of this Warrant do not exceed 5% of the then outstanding Class A Common Stock of the Company (assuming full conversion and exercise of all convertible and exercisable securities).

b. STOCK SPLITS AND COMBINATIONS. If the Company at any time or from time to time after the date this Warrant is issued effects a subdivision of the outstanding Class A Common Stock pursuant to a stock split or similar event, the Exercise Price shall be proportionately decreased, and conversely, if the Company at any time or from time to time after the date this Warrant is issued combines the outstanding shares of Class A Common Stock into a smaller number of shares in a reverse stock split or similar event, the Exercise Price shall be proportionately increased. Upon the adjustment of the Exercise Price pursuant to the foregoing provisions, the number of shares of Class A Common Stock subject to the exercise of the Warrant shall be adjusted to the nearest full share by multiplying the shares subject to the Warrant by a fraction, the numerator of which is the Exercise Price immediately prior to such adjustment and the denominator of which is the Exercise Price immediately after such adjustment. Any adjustment under this subsection (b) shall be effective at the close of business on the date the subdivision or combination becomes effective.

c. CERTAIN DIVIDENDS AND DISTRIBUTIONS. If the Company at any time or from time to time after the date this Warrant is issued makes, or fixes a record date for the determination of holders of Class A Common Stock entitled to receive a dividend or other distribution payable in additional shares of Class A Common Stock, then and in each such event the number of shares of Class A Common Stock subject to the Warrant shall be increased and the Exercise Price then in effect shall be decreased as of the date of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by:

(i) multiplying the Exercise Price then in effect by a fraction (1) the numerator of which is the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (2) the denominator of which shall be the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Class A Common Stock issuable in payment of such dividend or distribution; and

(ii) multiplying the number of shares of Class A Common Stock subject to the Warrant by a fraction (1) the numerator of which is the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Class A Common Stock issuable in payment of such dividend or distribution, and (2) the denominator of which shall be the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date.

                  If, however, such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the number of shares of Class A Common Stock subject to the Warrant and the Exercise Price thereof shall be recomputed accordingly as of the close of business on such record date and thereafter shall be adjusted pursuant to this subsection(c) as of the time of actual payment of such dividends or distributions.

d. OTHER ADJUSTMENTS. In the event the Company at any time or from time to time after the date this Warrant is issued:

(i) makes a dividend or other distribution payable in securities of the Company other than shares of Class A Common Stock, or

(ii) changes any Class A Common Stock into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 5), or

(iii)effects a capital reorganization of the Class A Common Stock (other than a recapitalization, subdivision, combination, reclassification or exchange of shares provided for elsewhere in this Section 5) or merger or consolidation of the Company with or into another corporation, or the sale of all or substantially all of the Company's properties and assets to any other person, then, in each such event, any and all new, substituted or additional securities to which Holder is or would be entitled by reason of its ownership of the shares underlying this Warrant shall be immediately subject to the Warrant and be included in the shares underlying this Warrant for all purposes hereunder. After each such event, the Exercise Price per share shall be proportionately adjusted so that the aggregate Exercise Price upon exercise of the Warrant shall remain the same as before such event.

6.       NOTICE OF ADJUSTMENTS.

                  Whenever any Exercise Price shall be adjusted pursuant to
Section 5 hereof, the Company shall prepare a certificate signed by its chief financial officer setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated, the Exercise Price after giving effect to such adjustment and the number of shares then purchasable upon exercise of this Warrant, and shall cause copies of such certificate to be mailed (by first class mail, postage prepaid)to the Holder of this Warrant at the address specified in Section 9(c) hereof, or at such other address as may be provided to the Company in writing by the Holder of this Warrant.

7.       FRACTIONAL SHARES.

                  No fractional shares of Class A Common Stock will be issued in conjunction with any exercise hereunder, but in lieu of such fractional shares the Company shall make a cash payment therefore on the basis of the Exercise Price then in effect.

8.       COMPLIANCE WITH SECURITIES ACT.

                  The Holder of this Warrant, by acceptance hereof, agrees that this Warrant and the shares of Class A Common Stock to be issued on exercise hereof are being acquired for investment and that it will not offer, sell or otherwise dispose of this Warrant or any shares of Class A Common Stock to be issued upon exercise hereof except under circumstances which will not result in a violation of the Securities Act of 1933, as amended (the "Act"). This Warrant and all shares of Class A Common Stock issued upon exercise of this Warrant (unless registered under the Act) shall be stamped and imprinted with a legend substantially in the following form:

                           "THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THE ACT AND SUCH LAWS OR (1) REGISTRATION UNDER SUCH LAWS IS NOT REQUIRED AND (2) AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY IS FURNISHED TO THE COMPANY TO THE EFFECT THAT REGISTRATION UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED."

9.       MISCELLANEOUS.

a. NO RIGHTS AS SHAREHOLDER. The Holder of this Warrant shall not be entitled to vote or receive dividends or be deemed the Holder of Class A Common Stock or any other securities of the Company that may at any time be issuable on the exercise hereof for any purpose, nor shall anything contained herein be construed to confer upon the Holder of this Warrant, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of stock, reclassification of stock, change of par value or change of stock to no par value, consolidation, merger, conveyance or otherwise) or to receive notice of meetings, or to receive dividends or subscription rights or otherwise until the Warrant shall have been exercised and the shares purchasable upon the exercise hereof shall have become deliverable, as provided herein.

b. REPLACEMENT. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Warrant and, in the case of mutilation, on surrender and cancellation of this Warrant, the Company, at the Holder's expense, will execute and deliver, in lieu of this Warrant, a new Warrant of like tenor.

c. NOTICE. Any notice given to either party under this Warrant shall be in writing, and any notice hereunder shall be deemed to have been given upon the earlier of delivery thereof by hand delivery, by courier, or by standard form of telecommunication or three (3) business days after the mailing thereof in the U.S. mail if sent registered mail with postage prepaid, addressed to the Company at its principal executive offices and to the Holder at its address set forth in the Company's books and records or at such other address as the Holder may have provided to the Company in writing.

d. GOVERNING LAW. This Warrant shall be governed and construed under the laws of the State of California.

                  [Remainder of page intentionally left blank]

This Warrant is executed as of this 16th day of March, 2000.



                                                    AMERIGON INCORPORATED


                                                    By:  /s/ Richard A. Weisbart

                                                    Name:  Richard A. Weisbart
                                                           -------------------

                                                    Title:   President & CEO

EXHIBIT 1
---------

                               NOTICE OF EXERCISE
                               ------------------



TO:      AMERIGON INCORPORATED

         1.       Check Box that Applies:

                  : The undersigned hereby elects to purchase __________ shares of Class A Common Stock of AMERIGON INCORPORATED pursuant to the terms of the attached Warrant, and tenders herewith payment of the purchase price of such shares in full.

                  : The undersigned hereby elects to convert the attached warrant into ________ shares of Class A Common Stock of AMERIGON INCORPORATED pursuant to the terms of the attached Warrant.

         2. Please issue a certificate or certificates representing said shares of Class A Common Stock in the name of the undersigned or in such other name as is specified below:

                           ----------------------------------
                                     (Name)
                           ----------------------------------

                           ----------------------------------
                                               (Address)

         3. The undersigned represents that the aforesaid shares of Class A Common Stock are being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares.




                                                       -------------------------
                                                       Signature

                                    EXHIBIT 4
                                    ---------

                                 PROMISSORY NOTE


                                 PROMISSORY NOTE



$4,000,000                                                        March 16, 2000
                                                         ___________, California



                  FOR VALUE RECEIVED, AMERIGON INCORPORATED, a California corporation (the "Borrower"), promises to pay to the order of BIG STAR INVESTMENTS LLC (the "Lender") the principal amount of Four Million Dollars ($4,000,000), or, if less, the aggregate principal amount of the Loans (as defined in the Credit Agreement referred to below) made by the Lender to the Borrower pursuant to the Credit Agreement.

                  The Borrower also promises to pay interest on the unpaid principal amount hereof from the date hereof until paid at the rates and at the times which shall be determined in accordance with the provisions of the Credit Agreement. Any interest not paid when due shall be compounded and shall thereafter accrue interest at the rates and at the times which shall be determined in accordance with the provisions of the Credit Agreement. All unpaid amounts of principal and interest shall be due and payable in full on the Final Maturity Date.

                  All payments of principal and interest in respect of this Note shall be made in lawful money of the United States of America in same day funds at the office of the Lender located at c/o Westar Capital, 949 South Coast Drive, Suite 650, Costa Mesa, California 92626 or at such other place as shall be designated in writing for such purpose in accordance with the terms of the Credit Agreement. Until notified of the transfer of this Note, the Borrower shall be entitled to deem the Lender or such person who has been so identified by the transferor in writing to the Borrower as the holder of this Note, as the owner and holder of this Note. Each of the Lender and any subsequent holder of this Note agrees that before disposing of this Note or any part hereof, it will make a notation hereon of all principal payments previously made hereunder and of the date to which interest hereon has been paid on the schedule attached hereto, if any; provided, however, that the failure to make notation of any payment made on this Note shall not limit or otherwise affect the obligation of the Borrower hereunder with respect to payments of principal or interest on this Note.

                  This Note is referred to in, and is entitled to the benefits and subject to the terms and conditions of, that certain Credit Agreement dated as of March 16, 2000 (as amended from time to time, the "Credit Agreement") between the Borrower and the Lender. The Credit Agreement, among other things,
(i) provides for the making of advances (the "Loans") by the Lender to the Borrower from time to time in an aggregate amount not to exceed at any time outstanding the U.S. dollar amount first above mentioned, the indebtedness of the Borrower resulting from each such Loan being evidenced by this Note, (ii) contains provisions for acceleration of the maturity hereof upon the happening of certain stated events and (iii) permits the prepayment of the Loans by Borrower prior to maturity.

                  The Borrower' obligations under this Note are also secured by certain assets of the Borrower pursuant to the terms of the Credit Agreement, the Security Agreement and the Patent and Trademark Security Agreement each dated as of Agreement dated March 16, 2000 between the Borrower and the Lender. The terms and conditions of the Credit Agreement, Security Agreement and Patent and Trademark Security Agreement are incorporated herein by this reference.

                  This Note is subject to conversion into the Class A Common Stock of the Company as further provided in the Credit Agreement.

                  The terms of this Note are subject to amendment only in the manner provided in the Credit Agreement.

                  No reference herein to the Credit Agreement, the Security Agreement, or the Patent and Trademark Security Agreement, and no provision of this Note or such agreements shall alter or impair the obligation of the Borrower, which is absolute and unconditional, to pay the principal of and interest on this Note at the place, at the respective times, and in the currency herein prescribed.

                  The Borrower promises to pay all reasonable costs and expenses, including reasonable attorneys' fees, incurred in the collection and enforcement of this Note. The Borrower hereby consents to renewals and extensions of time at or after the maturity hereof, without notice, and, subject to the Credit Agreement, hereby waives diligence, presentment, protest, demand and notice of every kind and, to the full extent permitted by law, the right to plead any statute of limitations as a defense to any demand hereunder.

                  IN WITNESS WHEREOF, the Borrower has caused this Note to be executed and delivered by its duly authorized officer, as of the date and the place first above-written.


                                               AMERIGON INCORPORATED,
                                               a California corporation


                                               By:      /s/  Richard A. Weisbart
                                               Title:  President & CEO

                                   SCHEDULE OF
                                 TRANSACTIONS ON
                                      NOTE



Amount of      Amount of                    Interest Paid   Principal   Notation
Loan Made   Principal Paid  Interest Paid      Through       Balance     Made by
---------   --------------  -------------      -------       -------     -------

                                    EXHIBIT 7
                                    ---------

                 FIRST AMENDMENT TO INVESTORS' RIGHTS AGREEMENT



                               FIRST AMENDMENT TO
                           INVESTORS' RIGHTS AGREEMENT


         This First Amendment to Investors' Rights Agreement (the "Amendment") is entered into as of March 16, 2000, by and among AMERIGON INCORPORATED, a California corporation (the "Company"), and the investors listed on the signature page hereof, each of which is referred to herein as an "Investor," with reference to the following facts:

         A. The Company and the Investors entered into the Investors' Rights Agreement dated as of June 8, 1999 (the "Agreement"), wherein the Investors were granted certain rights with respect to the Common Stock of the Company issuable to the Investors (collectively, and as further defined in the Agreement, the "Registrable Shares").

         B. The Company now desires to obtain additional financing and has requested that Big Star Investments LLC ("Lender"), a Delaware limited liability company wholly owned by the Investors, make a bridge loan to the Company of up to $4,000,000 (the "Loan") of which $1,500,000 will be initially funded, pursuant to a Credit Agreement being dated and entered into by lender and the Company substantially concurrently herewith (the "Credit Agreement").

         C. In connection with its making of the Loan, Lender is being granted
(a) the right to convert outstanding principal and interest under the Loan into Common Stock (the "Loan Conversion Option"), as further set forth in the Credit Agreement, and (b) warrants to purchase additional Common Stock not to exceed ten percent (10%) of the principal amount of the Loan ("New Bridge Warrant"), as further set forth in the Bridge Loan Warrant being dated and entered into by Lender substantially concurrently herewith.

         D. In order to induce each Investor to cause Lender to make the Loan as contemplated by the Credit Agreement, the Company and the Investors agree that, in addition to the Registrable Shares contemplated by the Agreement, the Agreement shall also govern the additional Common Stock issuable to the Investors pursuant to the Loan Conversion Option and the New Bridge Warrant.

         E. All capitalized terms used in this Amendment but not otherwise defined herein shall have the meanings given them in the Agreement.

         NOW, THEREFORE, the parties hereby agree as follows:

         1. Additional Common Stock. From and after the date hereof, "Registrable
Securities" as defined in the Agreement shall for all purposes whatsoever include (i) the Common Stock issuable or issued upon exercise of the Loan Conversion Option, (ii) the Common Stock issued or issuable upon the exercise of the New Bridge Warrant, and (iii) any Common Stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of the shares referenced in (i) and (ii) above, excluding in all cases, however, any such Registrable Securities sold by a person in a transaction in which his rights under Section 1 of the Agreement are not assigned..

         2. Right of First Refusal. The Investors acknowledge that they are all of the "Major Investors" (as defined in Section 2 of the Agreement), and hereby consent to the Company's issuance of the Loan Conversion Option and the New Bridge Warrant. Each Investor waives any notice rights under Section 2 of the Agreement which such Investor may have with respect to the rights being granted to Lender under the Loan Conversion Option and the New Bridge Warrant.

         3. Effect of Amendment. Except to the extent the Agreement has been modified by this Amendment, the remaining terms and conditions of the Agreement shall remain unmodified and in full force and effect.

         IN WITNESS WHEREOF, this Amendment has been executed and shall be deemed effective as of the date first above written.

                                       "COMPANY"

                                       AMERIGON INCORPORATED,
                                       a California corporation



                                       By:  /s/ Richard A. Weisbart
                                       Title:  President & CEO


                                       "INVESTORS'

                                        WESTAR CAPITAL II, LLC

                                        By:  Westar Capital Associates II, LLC
                                                Manager


                                        By:   /s/ Alan B. Sellers


                                        BIG BEAVER INVESTMENTS LLC


                                        By:  /s/ O. B. Marx III